    As filed with the Securities and Exchange Commission on November 7, 2005

                                                     Registration No. 333-126335
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           --------------------------
                               AMENDMENT NO. 6 TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                                LYNCH CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

        INDIANA                                        38-1799862
(State or Other Jurisdiction of          (I.R.S. Employer Identification Number)
Incorporation or Organization)

                         140 GREENWICH AVENUE, 4TH FLOOR
                          GREENWICH, CONNECTICUT 06830
                                 (203) 622-1150
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                          -----------------------------

                                 JOHN C. FERRARA
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                LYNCH CORPORATION
                         140 GREENWICH AVENUE, 4TH FLOOR
                          GREENWICH, CONNECTICUT 06830
                                 (203) 622-1150
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)
                          -----------------------------
                                    Copy to:
                              DAVID J. ADLER, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                PARK AVENUE TOWER
                               65 EAST 55TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 451-2300
                          -----------------------------

     Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous  basis  pursuant to Rule 415 under the Securities Act of
1933, please check the following box. /X/
     If the  registrant  elects to deliver its latest  annual report to security holders, or a complete and legible facsimile thereof,  pursuant to Item 11(a)(1)
of this Form, check the following box. /X/
     If this Form is filed to  register  additional  securities  for an offering pursuant to Rule 462(b) under the  Securities  Act,  check the following box and list the Securities Act registration  statement number of the earlier  effective registration statement for the same offering. /_/ ___________
     If this Form is a  post-effective  amendment  filed pursuant to Rule 462(c)
under the  Securities  Act,  check the following box and list the Securities Act registration  statement number of the earlier effective  registration  statement for the same offering. /_/ ___________
     If this Form is a  post-effective  amendment  filed pursuant to Rule 462(d)
under the  Securities  Act,  check the following box and list the Securities Act registration  statement number of the earlier effective  registration  statement for the same offering. /_/ ___________
     If delivery of the  prospectus is expected to be made pursuant to Rule 434, please check the following box. /_/

                         CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF                               PROPOSED MAXIMUM       PROPOSED MAXIMUM
   SECURITIES TO BE             AMOUNT TO BE         OFFERING PRICE PER     AGGREGATE OFFERING         AMOUNT OF
      REGISTERED                REGISTERED(1)             SHARE(2)               PRICE              REGISTRATION FEE

Common Shares,
$0.01 par value per                538,676                $8.12              $4,465,534.40(3)          $525.60(3)
share                          common shares

Subscription Rights to
purchase Common                   1,616,026                 -                      -                       -
Shares(4)                    subscription rights

(1)   In the event of a share  split,  share  dividend  or  similar  transaction involving  the common  shares,  the common shares  registered  hereby will automatically  be increased  pursuant to Rule 416 of the Securities Act of
      1933,  as  amended,  to cover the  additional  common  shares  required to prevent dilution.
(2)   Estimated  solely for the  purpose of  calculating  the  registration  fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended,  and based  upon the  average  of the high and low  prices of the  Registrant's common shares on the American Stock Exchange on June 30, 2005.
(3)   The  registration fee was previously paid with the filing on July 1, 2005.
      At the time of such filing,  there were  1,649,834  shares  issued,  which could have resulted in the issuance of 549,945 additional shares, assuming exercise of all of the rights that would have been issued.
(4)   Under Rule 457(g) of the Securities  Act of 1933, as amended,  no separate registration  fee is required for the rights as they are being  registered in the same  registration  statement as the common shares  underlying such rights.

                       -----------------------------------

THE REGISTRANT HEREBY AMENDS THIS  REGISTRATION  STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT  SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY  STATES THAT THIS REGISTRATION  STATEMENT
SHALL  THEREAFTER  BECOME  EFFECTIVE  IN  ACCORDANCE  WITH  SECTION  8(A) OF THE
SECURITIES ACT OF 1933, AS AMENDED,  OR UNTIL THE  REGISTRATION  STATEMENT SHALL
BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION,  ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                       -----------------------------------

                  Subject to Completion, dated November 7, 2005

            PROSPECTUS

                                LYNCH CORPORATION

                              538,676 COMMON SHARES
                          1,616,026 SUBSCRIPTION RIGHTS

     We are  offering  at no cost to you,  as a  holder  of our  common  shares, transferable  rights to purchase our common shares.  If you own common shares on
November 9, 2005, the record date, you will be entitled to receive one right per share.  Every  three such rights will  entitle you to  subscribe  for one common share. The subscription price will be $7.25 per whole share. Shareholders on the record date who fully exercise the rights distributed to them by us will also be entitled to subscribe  for and purchase  additional  common  shares that are not purchased by other rights holders through their basic  subscription  privileges.
The rights will be evidenced  by  Subscription  Certificates  and will expire at
_______ p.m. New York City time on _________, 2005, unless extended for up to 15 days.

     We have applied to list the rights and expect to be authorized  for trading of the rights on the American  Stock  Exchange  under the symbol  "LGL.RT."  Our common shares are traded on the American Stock Exchange under the symbol "LGL."

     Our principal  executive offices are located at 140 Greenwich  Avenue,  4th
Floor, Greenwich, Connecticut 06830. Our telephone number is (203) 622-1150.

     AN INVESTMENT IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. CONSIDER
CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

                                -----------------

                            PRICE PER SHARE        PROCEEDS TO LYNCH
                                                      CORPORATION

Offering Price to
Shareholders                      $7.25              $3,905,401 (1)

(1)  Before  deduction of estimated  expenses of $175,000,  including  legal and accounting  fees,  printing  expenses  and  other  miscellaneous  fees  and expenses.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
    COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON
 THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                 The date of this prospectus is _________, 2005.

455566-22

                               PROSPECTUS SUMMARY

            This summary highlights  important features of this offering and the information  included or  incorporated  by  reference in this  prospectus.  This summary does not contain all of the information  that you should consider before investing in our common shares. You should read the entire prospectus carefully, especially  the risks of investing in our common  shares  discussed  under "Risk
Factors."

            Unless the context  otherwise  requires,  all references to "Lynch,"
"we," "us," or "our" in this prospectus refer collectively to Lynch Corporation, an Indiana corporation, and its subsidiaries.

                                   THE COMPANY

            We are a diversified  holding company with  subsidiaries  engaged in manufacturing.  Our  business  development  strategy  is to expand our  existing operations  through internal growth and acquisitions.  We may also, from time to time,  consider  the  acquisition  of other  assets or  businesses  that are not related to our  present  businesses  and the  strategic  disposition  of certain assets.

M-TRON INDUSTRIES, INC./PIEZO TECHNOLOGY, INC.

            Mtron designs,  manufactures and markets custom designed  electronic components  used  primarily  to control the  frequency  or timing of  electronic signals in  communications  equipment.  Its devices,  which are commonly  called frequency  control  devices,  crystals or oscillators,  support fixed and mobile wireless,  copper wire,  coaxial cable, wide area networks,  local area networks
and  fiber  optic  systems.   It  sells  its  products  to  original   equipment
manufacturers, contract manufacturers and to distributors.

            On October 15, 2004,  Mtron  completed  its  acquisition  of all the issued  and  outstanding  common  shares  of  Piezo.  Piezo  is  a  wholly-owned subsidiary of Mtron that designs,  manufactures  and markets  frequency  control devices,  crystal  resonators,  crystal  oscillators,  timing devices,  filters, crystal filters,  liquid crystal filters and related products and  technologies.
The combined operations of Mtron and PTI are referred to herein as "MtronPTI."

LYNCH SYSTEMS, INC.

            Lynch Systems  designs,  develops,  manufactures and markets a broad range of manufacturing  equipment for the electronic  display and consumer glass industries.  Lynch Systems also produces  replacement parts for various types of packaging  and glass  container-making  machines,  which Lynch  Systems does not manufacture.

                                        4
455566-22
                               THE RIGHTS OFFERING

Basic Subscription
 Privilege...................... We will  distribute to the holders of record of our common  shares at the close of  business on
                                 November   9,   2005,   at   no   charge,   one
                                 transferable subscription right for each common
                                 share  owned.  Every  three  such  rights  will
                                 entitle the holder to subscribe  for one common
                                 share.

Oversubscription Privilege.....  Shareholders  on  the  record  date  who  fully exercise the rights  distributed  to them by us
                                 will  also be  entitled  to  subscribe  for and
                                 purchase  additional common shares that are not
                                 purchased by other rights holders through their
                                 basic  subscription  privileges.   The  maximum
                                 number of shares  that you may  purchase  under
                                 the oversubscription  privilege is equal to the
                                 number of shares you purchased  under the basic
                                 subscription privilege.

                                 You  will  be   entitled   to   exercise   your
                                 oversubscription  privilege  only  if you are a
                                 shareholder  on the  record  date and  exercise
                                 your basic  subscription  privilege in full. If
                                 the number of common shares remaining after the
                                 exercise of all basic  subscription  privileges
                                 is not  sufficient  to satisfy all requests for
                                 common  shares  pursuant  to   oversubscription
                                 privileges,  you will be  allocated  additional
                                 common shares pro rata,  based on the number of
                                 common shares you  purchased  through the basic
                                 subscription  privilege  in  proportion  to the
                                 total  number  of  common  shares  that you and
                                 other  oversubscribing  shareholders  purchased
                                 through the basic subscription privilege.

Subscription Price............   $7.25 in cash per share.

Common Shares
 Outstanding after Rights
 Offering.....................   Assuming   that  all  rights   are   exercised,
                                 including  those  that  may be  exercised  as a
                                 result of the  oversubscription  privilege,  an
                                 aggregate  of   approximately   538,676  common
                                 shares will be sold.

Transferability of Rights.....   The   rights   are   transferable,    excluding
                                 oversubscription  privileges, until the opening
                                 of  trading  on the  expiration  date  and  are
                                 expected  to be  authorized  for trading on the
                                 American Stock Exchange.  Trading of the rights
                                 will be conducted on a  regular-way  basis from
                                 ________,  2005  through the opening of trading
                                 on the  expiration  date.  Any  commissions  in
                                 connection with the sale of rights will be paid
                                 by the selling rights holder.  We cannot assure
                                 you that a market for the rights will  develop,
                                 or of the prices at which rights may be sold if
                                 a market does develop.

Record Date..................    November 9, 2005

Expiration Time..............    December __, 2005, at 5:00.p.m.,  New York City
                                 time, unless extended.for up to 15 days.

Procedure for Exercising
 Rights......................   If  you  want  to  exercise   rights  you  must
                                 properly  complete  and sign  the  Subscription
                                 Certificate  evidencing  the rights and forward
                                 the   Subscription   Certificate,   with   full
                                 payment,  to the subscription agent at or prior
                                 to the expiration time.

                                 YOU MAY NOT REVOKE AN EXERCISE OF RIGHTS UNLESS
                                 WE MAKE A SIGNIFICANT AMENDMENT TO THE TERMS OF
                                 THE OFFERING AFTER YOU HAVE EXERCISED.

Issuance of Common
 Shares......................    We   will    deliver   to   you    certificates
                                 representing   common  shares   purchased  upon
                                 exercise   of  the   basic   subscription   and
                                 oversubscription    privileges   as   soon   as
                                 practicable    after   the   expiration   date,
                                 anticipated  to be  approximately  seven  to 10
                                 business days after the expiration date.

Use of Proceeds..............    The net  cash  proceeds  from  the  sale of the
                                 common shares offered hereby,  after payment of
                                 fees  and  expenses,   are  anticipated  to  be
                                 approximately  $3,730,400.  We expect that such
                                 net proceeds will be used for general corporate
                                 purposes,   working   capital   and   to   make
                                 acquisitions,  although  the  Company  has  not
                                 identified  any specific  acquisitions  at this
                                 time.

Risk Factors.................    There are substantial  risks in connection with
                                 this offering that should be considered by you.
                                 See "Risk Factors."

Amendment, Extension or
 Termination Rights
 Offering....................    We reserve the right,  in our sole  discretion,
                                 to:  (a)  amend  or  modify  the  terms of this
                                 rights offering; (b) extend the expiration time
                                 to a later date,  but in no event for more than
                                 15  additional  days;  and  (c)  terminate  the
                                 rights offering at any time for any reason.

Intentions of the
 Company's Directors.........    At a meeting of our Board of Directors convened
                                 to   determine   the  terms  of  the   proposed
                                 offering,  our  directors  advised  the Company
                                 that,  as  to  the  shares  owned  directly  or
                                 indirectly by them, they intend to exercise the
                                 basic   subscription   privilege  under  rights
                                 received    and    might     exercise     their
                                 oversubscription   privilege  with  respect  to
                                 additional  shares that might become  available
                                 for purchase.  The  expressed  intention of the
                                 directors   does  not   constitute   a  binding
                                 obligation on their part.

                                  RISK FACTORS

AN INVESTMENT IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. THE FOLLOWING
RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION
IN THIS  PROSPECTUS,  INCLUDING THE  INFORMATION  UNDER  "SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS," BEFORE MAKING AN INVESTMENT IN OUR COMMON SHARES.

RISKS RELATING TO THIS OFFERING

THE  SUBSCRIPTION  PRICE IS NOT AN  INDICATION OF THE VALUE OF OUR COMMON SHARES
AND YOU MAY NOT BE ABLE TO SELL COMMON  SHARES  PURCHASED  UPON THE  EXERCISE OF
YOUR  SUBSCRIPTION  RIGHTS AT A PRICE EQUAL TO OR GREATER THAN THE  SUBSCRIPTION
PRICE.

            The  subscription  price per common share does not necessarily  bear any  relationship  to the book value per share of our assets,  operations,  cash flows,  earnings,  financial  condition  or any other  established  criteria for value.  As a result,  you  should  not  consider  the  subscription  price as an indication of the current value of our common shares.  We cannot assure you that you will be able to sell common  shares  purchased  in this  offering at a price equal to or greater than the subscription price.

THIS OFFERING MAY CAUSE THE PRICE OF OUR COMMON SHARES TO DECREASE  IMMEDIATELY,
AND THIS DECREASE MAY CONTINUE.

            The  subscription  price per share represents a discount of 37% from
$11.51,  the average of the closing  sales prices of our common  shares over the
30-trading day period ending October 25, 2005 and a discount of 28% from $10.00, the closing price of our common shares on October 25, 2005. This discount, along with the number of common shares we propose to issue and  ultimately  will issue if this offering is completed, may result in an immediate decrease in the market value of our common  shares.  This decrease may continue after the completion of this offering.

YOU MAY SUFFER DILUTION OF YOUR PERCENTAGE OWNERSHIP OF OUR COMMON SHARES.

            If you do not exercise  your  subscription  rights and common shares are purchased by other shareholders in this offering,  your proportionate voting and  ownership  interest will be reduced and the  percentage  that your original
common  shares   represents  of  our  expanded  equity  after  exercise  of  the subscription rights will be diluted. For example, if you own 5,000 common shares before this offering,  or approximately  0.3% of our outstanding  common shares, and you exercise none of your subscription  rights while all other  subscription rights are exercised by other shareholders, then your percentage ownership would be reduced  to  approximately  0.2%.  The  magnitude  of the  reduction  of your percentage  ownership  will depend upon the number of common shares you hold and the extent to which you exercise your subscription rights.

ONCE YOU EXERCISE  YOUR  SUBSCRIPTION  RIGHTS,  YOU MAY NOT REVOKE SUCH EXERCISE
EVEN IF THERE IS A DECLINE IN THE PRICE OF OUR COMMON  SHARES OR IF WE DECIDE TO
EXTEND THE EXPIRATION DATE OF THE SUBSCRIPTION PERIOD.

            The public  trading  market  price of our common  shares may decline after you elect to exercise your subscription  rights. If that occurs,  you will have committed to buy our common shares at a price above the  prevailing  market price and you will have an immediate  unrealized  loss. We may also, in our sole discretion,  extend the expiration date of the  subscription  period,  but in no event beyond an additional 15 days. During any potential  extension of time, the value of our common shares may decline below the  subscription  price and result in a loss on your  investment  upon the exercise of rights to acquire our common shares.  If the expiration date is extended after you send in your  subscription forms and payment,  you still may not revoke or change your  exercise of rights.
Moreover,  we cannot  assure you that  following  the  exercise of  subscription rights  you  will be able to sell  your  common  shares  at a price  equal to or greater than the subscription price.

YOU WILL NOT RECEIVE INTEREST ON SUBSCRIPTION FUNDS RETURNED TO YOU.

            If we cancel  this  offering  or if we are not able to fulfill  your full  oversubscription,  we will not have any  obligation  with  respect  to the subscription rights except to return to you, without interest,  any subscription payments  and/or  oversubscription  payments  you  made  that  were  not used to purchase common shares.

YOU NEED TO ACT PROMPTLY AND FOLLOW  SUBSCRIPTION  INSTRUCTIONS,  OTHERWISE YOUR
SUBSCRIPTION MAY BE REJECTED.

            Shareholders  who desire to purchase  common shares in this offering must act  promptly to ensure that all  required  forms and payments are actually received by the  subscription  agent prior to 5:00 p.m.,  New York City time, on the expiration date. If you fail to complete and sign the required  subscription forms,  send an  incorrect  payment  amount,  or  otherwise  fail to follow  the subscription procedures that apply to your desired transaction, the subscription agent may, depending on the circumstances, reject your subscription or accept it to the extent of the payment  received.  Neither we nor our  subscription  agent undertakes to contact you  concerning,  or attempt to correct,  an incomplete or incorrect subscription form or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

YOU MAY NOT RECEIVE ALL OF THE COMMON SHARES FOR WHICH YOU OVERSUBSCRIBE.

            If an  insufficient  number of common  shares is  available to fully satisfy all  oversubscription  privilege  requests,  the available common shares will be  distributed  proportionately  among the  eligible  rights  holders  who exercised their oversubscription  privilege based on the number of common shares each such rights holder subscribed for under the basic subscription privilege.

YOU MAY NOT WANT TO EXERCISE YOUR RIGHTS AS THE PROCEEDS OF THIS OFFERING MAY BE
USED TO MAKE ACQUISITIONS THAT YOU MAY NOT HAVE THE OPPORTUNITY TO APPROVE.

            We expect that the net cash proceeds from this offering will be used for  general  corporate  purposes,  working  capital  and to make  acquisitions, although we have not identified any specific  acquisitions  at this time. If you exercise your rights,  you may not have an  opportunity to evaluate the specific merits or risks of any potential future  acquisitions.  As a result,  you may be entirely  dependent on the broad  discretion  and judgment of  management in the selection of potential future acquisitions.

NEITHER WE, NOR THE SUBSCRIPTION  AGENT, WILL HAVE ANY OBLIGATION TO YOU IF THIS
OFFERING IS CANCELED, OTHER THAN TO REFUND YOUR SUBSCRIPTION PAYMENTS.

            Neither we, nor the subscription  agent, will have any obligation to you if this  offering  is  canceled,  other  than to  refund  your  subscription payments, without interest.

IF YOU SELL YOUR SUBSCRIPTION RIGHTS, YOU MAY NOT BE ABLE TO CALCULATE YOUR GAIN
FOR TAX PURPOSES AT THE TIME OF YOUR SALE.

            A holder that sells subscription  rights will recognize capital gain or loss,  depending on the amount  realized,  upon the sale and the holder's tax basis (if any) in the subscription  rights.  If either (i) the fair market value of the subscription  rights on the date such subscription rights are distributed is equal to at least 15% of the fair  market  value on such  date of the  common shares with respect to which the subscription  rights are received,  or (ii) the holder  irrevocably  elects to  allocate  part of the tax  basis of such  common shares to the  subscription  rights,  then, the holder's tax basis in the common shares will be allocated  between the common shares and the subscription  rights
in  proportion  to  their   respective  fair  market  values  on  the  date  the
subscription rights are distributed. We intend to notify the holders whether the fair  market  value of the  subscription  rights will equal or exceed 15% of the fair market value of the common shares to which the  subscription  rights relate
and  the  fair  market  value  of  those  subscription  rights.   However,  such
notification  will be made by written  communication  that will be included with the share  certificates  that are mailed to those  holders  who  exercise  their subscription rights, and therefore will not be available at the time of the sale of a holder's  subscription  rights.  A selling  holder's  holding period in the subscription  rights will  include the  holding  period of the common  shares in respect of which the  rights  were  received,  and will not be  affected  by the allocation of tax basis described above.

RISKS RELATING TO OUR BUSINESS

WE HAVE INCURRED  OPERATING LOSSES FOR THE PAST THREE YEARS AND FACE UNCERTAINTY
IN OUR ABILITY TO ACHIEVE OPERATING PROFITS IN THE FUTURE.

            We have  incurred  substantial  operating  losses for the past three years.  Without giving effect to gains realized from the deconsolidation in 2002 of one of our holdings,  we suffered operating losses of $2.9 million,  $832,000 and $3.3 million in 2004, 2003 and 2002, respectively.  We are uncertain whether we will be able to achieve or sustain operating profits in the future.

IF WE ARE UNABLE TO SECURE NECESSARY  FINANCING,  WE MAY NOT BE ABLE TO FUND OUR
OPERATIONS OR STRATEGIC GROWTH.

            In order to achieve our strategic  business  objectives,  we will be required to seek additional financing.  Effective October 6, 2005, Lynch Systems entered into a one-year loan  agreement  with Branch  Banking and Trust Company, the  proceeds  of which  were used to pay off  Lynch  Systems'  working  capital revolving loan from SunTrust Bank. Lynch Systems' remaining credit facility with
SunTrust  Bank,  which was to have  expired  on  September  30,  2005,  has been extended to December 31, 2005.  Lynch Systems intends to refinance this facility with another lender, however, there can be no assurance that such financing will be available.  On September  30, 2005,  MtronPTI  entered into a five-year  loan agreement  with RBC  Centura  Bank,  the  proceeds of which were used to pay off
MtronPTI's bridge loan from First National Bank of Omaha.  MtronPTI's  revolving credit  facility from First National Bank of Omaha is scheduled to mature on May
31, 2006.  Venator Merchant Fund,  L.P.'s loan to the Company is due on November
10, 2005 (or within seven days after demand).

            Under certain of our existing credit facilities,  we are required to obtain the lenders'  consent for most  additional  debt  financing and to comply with other covenants,  including specific financial ratios. For example,  we may require further capital to continue to develop our technology and infrastructure and for working capital purposes. In addition,  future acquisitions would likely
require  additional  equity  and/or  debt  financing.   Our  failure  to  secure
additional  financing  could have a  material  adverse  effect on our  continued
development or growth.

AS A HOLDING  COMPANY,  WE DEPEND ON THE OPERATIONS OF OUR  SUBSIDIARIES TO MEET
OUR OBLIGATIONS.

            We are a holding company that transacts all of our business  through operating  subsidiaries.  Our  primary  assets  are  the  common  shares  of our operating  subsidiaries.  Our ability to meet our operating  requirements and to make other payments  depends on the surplus and earnings of our subsidiaries and their  ability  to pay  dividends  or to  advance or repay  funds.  Payments  of dividends and advances and repayments of inter-company  debt by our subsidiaries are restricted by our credit agreements.

WE MAY MAKE ACQUISITIONS  THAT ARE NOT SUCCESSFUL OR FAIL TO PROPERLY  INTEGRATE
ACQUIRED BUSINESSES INTO OUR OPERATIONS.

            We intend  to  explore  opportunities  to buy  other  businesses  or technologies  that could  complement,  enhance or expand our current business or product lines or that might otherwise offer us growth opportunities. We may have difficulty finding such opportunities or, if we do identify such  opportunities, we may not be able to complete such transactions for reasons including a failure to secure necessary financing.

            Any  transactions  that we are able to  identify  and  complete  may involve a number of risks, including:

     o      the  diversion  of our  management's  attention  from  our  existing business to integrate the  operations  and personnel of the acquired or combined business or joint venture;

     o      possible  adverse  effects  on  our  operating  results  during  the integration process;

     o      substantial acquisition related expenses, which would reduce our net income in future years;

     o      the loss of key  employees  and  customers as a result of changes in management; and

     o      our possible  inability to achieve the  intended  objectives  of the transaction.

            In  addition,  we may  not be  able to  successfully  or  profitably integrate,  operate,  maintain  and  manage  our newly  acquired  operations  or employees.  We  may  not  be  able  to  maintain  uniform  standards,  controls, procedures and policies, and this may lead to operational inefficiencies.

PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER INDIANA LAW MAY PREVENT OR DELAY A
CHANGE OF CONTROL  OF US AND COULD  ALSO  LIMIT THE  MARKET  PRICE OF OUR COMMON
SHARES.

            Provisions of our certificate of incorporation  and bylaws,  as well as  provisions  of Indiana  corporate  law, may  discourage,  delay or prevent a merger,  acquisition  or other change in control of our company,  even if such a change in control would be beneficial to our shareholders.  These provisions may also prevent or frustrate  attempts by our shareholders to replace or remove our management. These provisions include those:

     o      prohibiting  our   shareholders   from  fixing  the  number  of  our
            directors;
     o      requiring advance notice for shareholder  proposals and nominations;
            and
     o      prohibiting  shareholders  from  acting by written  consent,  unless unanimous.

            We  are  subject  to  certain  provisions  of the  Indiana  Business
Corporation Law, or IBCL, that limit business combination  transactions with 10%
shareholders during the first five years of their ownership,  absent approval of our  board of  directors.  The IBCL  also  contains  control  share  acquisition provisions  that limit the ability of certain  shareholders to vote their common shares  unless  their  control  share  acquisition  was  approved  in advance by shareholders.  These  provisions  and  other  similar  provisions  make  it more difficult  for  shareholders  or  potential  acquirers  to  acquire  us  without negotiation  and could limit the price that  investors are willing to pay in the future for our common shares.

COMPLIANCE  WITH  CHANGING   REGULATION  OF  CORPORATE   GOVERNANCE  AND  PUBLIC
DISCLOSURE WILL REQUIRE US EITHER TO INCUR ADDITIONAL  EXPENSES OR CEASE TO BE A
REPORTING COMPANY.

            Keeping  abreast  of,  and  in  compliance   with,   changing  laws,
regulations   and  standards   relating  to  corporate   governance  and  public
disclosure,  including the  Sarbanes-Oxley  Act of 2002, new SEC regulations and
American Stock Exchange  rules,  will require an increased  amount of management attention  and  external  resources.  We would be required to invest  additional resources  to comply with  evolving  standards,  which would result in increased general and  administrative  expenses  and a diversion  of  management  time and attention from revenue-generating activities to compliance activities.

            Our  Board  of  Directors  may  determine  that  it is in  the  best interests of shareholders to eliminate or reduce such expense by ceasing to be a reporting  company  for  purposes of the  Securities  Exchange  Act of 1934,  as amended. One commonly used method, subject to shareholder approval, is to effect a reverse  share split to reduce the number of  shareholders  to fewer than 300, permitting termination of registration.  Under this method, shareholders who own less than one whole common share  following  the reverse split would cease to be shareholders and would receive a cash payment for their fractional shares. After a reverse  split,  there might be no  established  trading market for our common shares,  although  we expect  that our  common  shares may then be quoted on the
"pink sheets."

WE MAY BE EXPOSED TO  LIABILITY  AS A RESULT OF BEING NAMED AS A DEFENDANT  IN A
LAWSUIT  BROUGHT UNDER THE SO-CALLED  "QUI TAM"  PROVISIONS OF THE FEDERAL FALSE
CLAIMS ACT.

            The Company, Lynch Interactive  Corporation,  which was formed via a
tax-free   spin-off  from  Lynch   Corporation  on  September  1,  1999  ("Lynch
Interactive"),  and various  other parties are  defendants in a lawsuit  brought under the so-called "qui tam"  provisions of the federal False Claims Act in the
United States  District Court for the District of Columbia.  The main allegation in the  case is that the  defendants  participated  in the  creation  of  "sham"
bidding  entities  that  allegedly  defrauded  the U.S.  Treasury  Department by improperly participating in Federal Communications  Commission spectrum auctions restricted to small  businesses,  and obtained bidding credits in other spectrum auctions  allocated  to "small" and "very small"  businesses.  While the lawsuit seeks to recover an  unspecified  amount of  damages,  which would be subject to mandatory  trebling  under the  statute,  a report  prepared  for the relator (a private  individual who filed the action on behalf of the United States) in 2005 alleges  damages of  approximately  $91  million in respect of bidding  credits, approximately $70 million in respect of government loans and approximately  $206 million in  respect of  subsequent  resales of  licenses,  in each case prior to trebling.  Although Lynch Interactive is contractually bound to indemnify us for any  losses  or  damages  we may  incur  as a  result  of  this  lawsuit,  Lynch
Interactive  may lack the capital  resources to do so. As a result,  we could be held liable and forced to pay a significant amount of damages without recourse.

WE DO  NOT  ANTICIPATE  PAYING  CASH  DIVIDENDS  ON  OUR  COMMON  SHARES  IN THE
FORESEEABLE FUTURE.

            We  anticipate  that all of our  earnings  will be retained  for the development of our business.  The Board of Directors has adopted a policy of not paying cash  dividends on our common shares.  We do not  anticipate  paying cash dividends on our common shares in the foreseeable future.

THERE IS A LIMITED  MARKET FOR OUR COMMON  SHARES.  OUR  COMMON  SHARE  PRICE IS
LIKELY TO BE HIGHLY VOLATILE AND COULD DROP UNEXPECTEDLY.

            There is a limited  public  market  for our  common  shares,  and we cannot assure you that an active trading market will develop. As a result of low trading volume in our common shares,  the purchase or sale of a relatively small number of common shares could result in  significant  share price  fluctuations.
Our share price may fluctuate  significantly in response to a number of factors, including the following, several of which are beyond our control:

     o      changes in financial  estimates  or  investment  recommendations  by securities analysts relating to our common shares;

                                       10

     o      loss  of a  major  customer;
     o      announcements  by us or our  competitors of  significant  contracts, acquisitions,  strategic  partnerships,  joint  ventures  or capital commitments; and
     o      changes in key personnel.

            In the past,  securities  class  action  litigation  has often  been brought against a company following periods of volatility in the market price of its  securities.  We could be the target of similar  litigation  in the  future.
Securities  litigation,  regardless of merit or ultimate  outcome,  would likely
cause  us  to  incur  substantial  costs,  divert  management's   attention  and
resources,  harm our reputation in the industry and the  securities  markets and reduce our profitability.

SECURITIES  ANALYSTS MAY NOT INITIATE COVERAGE OF OUR COMMON SHARES OR MAY ISSUE
NEGATIVE REPORTS, AND THIS MAY HAVE A NEGATIVE IMPACT ON THE MARKET PRICE OF OUR
COMMON SHARES.

            We cannot assure you that securities analysts will initiate coverage and publish  research  reports on us. It is difficult for companies with smaller market  capitalizations,  such as us, to attract independent  financial analysts who will cover our common  shares.  If securities  analysts do not, this lack of research coverage may adversely affect the market price of our common shares.

IF WE ARE UNABLE TO INTRODUCE INNOVATIVE  PRODUCTS,  DEMAND FOR OUR PRODUCTS MAY
DECREASE.

            Our  future  operating  results  are  dependent  on our  ability  to continually  develop,  introduce  and  market  innovative  products,  to  modify existing products,  to respond to technological  change and to customize some of our products to meet customer requirements. There are numerous risks inherent in this  process,  including  the risks  that we will be unable to  anticipate  the direction  of  technological  change or that we will be unable  to  develop  and market new products and  applications  in a timely or  cost-effective  manner to satisfy customer demand.

OUR OPERATING  RESULTS AND  FINANCIAL  CONDITION  COULD BE MATERIALLY  ADVERSELY
AFFECTED BY ECONOMIC,  POLITICAL,  HEALTH, REGULATORY AND OTHER FACTORS EXISTING
IN FOREIGN COUNTRIES IN WHICH WE OPERATE.

            As we  have  significant  international  operations,  our  operating results  and  financial  condition  could be  materially  adversely  affected by economic,  political,  health,  regulatory and other factors existing in foreign countries  in which we  operate.  Our  international  operations  are subject to inherent risks, which may materially adversely affect us, including:

     o      political  and  economic  instability  in  countries  in  which  our products are manufactured and sold;
     o      expropriation or the imposition of government controls;
     o      sanctions  or  restrictions  on trade  imposed by the United  States government;
     o      export license requirements;
     o      trade restrictions;
     o      currency controls or fluctuations in exchange rates;
     o      high levels of inflation or deflation;
     o      greater difficulty in collecting our accounts  receivable and longer payment cycles;

                                       11

     o      changes  in  labor  conditions  and  difficulties  in  staffing  and managing our international operations; and
     o      limitations  on  insurance  coverage  against   geopolitical  risks,
            natural disasters and business operations.

            In addition,  these same factors may also place us at a  competitive disadvantage  when compared to some of our foreign  competitors.  In response to
competitive  pressures  and  customer   requirements,   we  may  further  expand
internationally at lower cost locations.  If we expand into these locations,  we will be required to incur additional capital expenditures.

OUR  BUSINESSES  ARE CYCLICAL.  THE RECENT  DECLINE IN DEMAND IN THE  ELECTRONIC
COMPONENT AND GLASS COMPONENT  INDUSTRIES MAY CONTINUE,  RESULTING IN ADDITIONAL
ORDER  CANCELLATIONS  AND  DEFERRALS AND LOWER  AVERAGE  SELLING  PRICES FOR OUR
PRODUCTS.

            Our  subsidiaries  sell to  industries  that are subject to cyclical economic  changes.  The electronic  component and glass component  industries in general,  and  specifically  the  Company,  have  for  the  past  several  years experienced a decline in product  demand on a global  basis,  resulting in order cancellations  and deferrals and lower average selling  prices.  This decline is primarily  attributable to a slowing of growth in the demand for components used
by  telecommunications   infrastructure  manufacturers  and  newer  technologies
introduced in the glass display industry. We cannot assure you that any expected or perceived  improvements in the economy and the electronic component and glass component  industry  will occur.  The  slowdown may continue and may become more pronounced.  A slowdown in demand, as well as recessionary  trends in the global economy,  make it more difficult for us to predict our future sales,  which also makes it more difficult to manage our operations.

OUR  MARKETS  ARE HIGHLY  COMPETITIVE,  AND WE MAY LOSE  BUSINESS  TO LARGER AND
BETTER-FINANCED COMPETITORS.

            Our   markets   are   highly   competitive   worldwide,   with   low
transportation  costs and few import  barriers.  We compete  principally  on the basis of  product  quality  and  reliability,  availability,  customer  service, technological  innovation,  timely delivery and price.  All of the industries in which we compete have become increasingly  concentrated and globalized in recent years.  Our major  competitors,  some of which are larger than us, and potential competitors have  substantially  greater financial  resources and more extensive engineering,  manufacturing, marketing and customer support capabilities than we have.

OUR SUCCESS  DEPENDS ON OUR ABILITY TO RETAIN OUR KEY  MANAGEMENT  AND TECHNICAL
PERSONNEL AND ATTRACTING, RETAINING, AND TRAINING NEW TECHNICAL PERSONNEL.

            Our future  growth and  success  will  depend in large part upon our ability to retain our existing  management and technical team and to recruit and retain  highly  skilled  technical  personnel,  including  engineers.  The labor markets in which we operate are highly  competitive  and most of our  operations are not located in highly  populated  areas. As a result,  we may not be able to retain and recruit key  personnel.  Our  failure to hire,  retain or  adequately train key personnel could have a negative impact on our performance.

                                       12

WE MAY NOT REALIZE THE SYNERGIES OR ACHIEVE THE INTENDED  OBJECTIVES SOUGHT FROM
MTRON'S ACQUISITION OF PTI.

            Effective  September 30, 2004,  Mtron  completed its  acquisition of
PTI. The value of this  acquisition  is largely based on the  synergies  that we believe will be created by the integration of these two companies.  This process involves  a  number  of  risks,  including  the  diversion  of our  management's
attention  from  our  existing   business  to  integrate  PTI's  operations  and
personnel,  and possible  adverse  effects on our operating  results  during the integration  process.  In  addition,  we may be  unable to  integrate,  operate, maintain and manage PTI's  operations or  employees.  We also may not be able to maintain uniform standards, controls, procedures and policies, and this may lead to operational inefficiencies.

MTRONPTI'S  BACKLOG  MAY NOT BE  INDICATIVE  OF FUTURE  SALES AND MAY  ADVERSELY
AFFECT OUR BUSINESS.

            MtronPTI's  backlog  comprises  orders  that are subject to specific production release orders under written contracts,  oral and written orders from customers with which MtronPTI has had  long-standing  relationships  and written purchase  orders  from sales  representatives.  MtronPTI's  customers  may order components  from  multiple  sources to ensure  timely  delivery  when backlog is particularly  long and may cancel or defer orders without  significant  penalty.
They often cancel orders when business is weak and inventories are excessive,  a phenomenon that MtronPTI has experienced in the recent economic  slowdown.  As a result,  MtronPTI's  backlog as of any particular date may not be representative of actual net sales for any succeeding period.

MTRONPTI RELIES UPON ONE CONTRACT  MANUFACTURER FOR A SIGNIFICANT PORTION OF ITS
FINISHED  PRODUCTS,  AND A DISRUPTION IN ITS RELATIONSHIP  COULD HAVE A NEGATIVE
IMPACT ON MTRONPTI'S SALES.

            In 2004,  approximately 12% of MtronPTI's net sales was attributable
to  finished  products  that  were  manufactured  by  an  independent   contract
manufacturer  located in both Korea and China.  We expect this  manufacturer  to account for a smaller but  substantial  portion of MtronPTI's  net sales in 2005 and a material portion of MtronPTI's sales for the next several years.  MtronPTI does not have a written,  long-term supply contract with this  manufacturer.  If this manufacturer  becomes unable to provide products in the quantities  needed, or at acceptable prices,  MtronPTI would have to identify and qualify acceptable replacement  manufacturers  or  manufacture  the  products  internally.  Due  to specific  product  knowledge and process  capability,  MtronPTI could  encounter difficulties  in  locating,  qualifying  and  entering  into  arrangements  with replacement manufacturers. As a result, a reduction in the production capability or financial viability of this manufacturer, or a termination of, or significant interruption in, MtronPTI's  relationship with this manufacturer,  may adversely affect MtronPTI's results of operations and our financial condition.

                                       13

CONTINUED MARKET ACCEPTANCE OF MTRONPTI'S  PACKAGED QUARTZ CRYSTALS,  OSCILLATOR
MODULES AND  ELECTRONIC  FILTERS IS CRITICAL TO OUR SUCCESS,  BECAUSE  FREQUENCY
CONTROL DEVICES ACCOUNT FOR NEARLY ALL OF MTRONPTI'S SALES.

            Virtually all of MtronPTI's  2003 and 2004 net sales came from sales of  frequency  control  devices,  which  consist of  packaged  quartz  crystals, oscillator modules and electronic filters. We expect that this product line will continue  to  account  for  substantially  all of  MtronPTI's  net sales for the foreseeable  future.  Any decline in demand for this  product line or failure to achieve continued market acceptance of existing and new versions of this product line may harm MtronPTI's business and our financial condition.

MTRONPTI'S  FUTURE RATE OF GROWTH IS HIGHLY  DEPENDENT  ON THE  DEVELOPMENT  AND
GROWTH OF THE MARKET FOR COMMUNICATIONS AND NETWORK EQUIPMENT.

            MtronPTI's business depends heavily upon capital expenditures by the providers  of  communications  and network  services.  In 2004,  the majority of
MtronPTI's  net  sales  were to  manufacturers  of  communications  and  network infrastructure  equipment,  including  indirect sales through  distributors  and contract  manufacturers.  In 2005,  MtronPTI  expects a smaller but  significant portion of its net sales to be to  manufacturers of  communications  and network
infrastructure   equipment.   MtronPTI   intends  to   increase   its  sales  to
communications and network infrastructure equipment manufacturers in the future.
Communications  and  network  service  providers  have  experienced  periods  of capacity shortage and periods of excess capacity. In periods of excess capacity, communications systems and network operators cut purchases of capital equipment, including  equipment that incorporates  MtronPTI's  products.  A slowdown in the manufacture and purchase of communications and network infrastructure  equipment could  substantially  reduce  MtronPTI's  net sales and  operating  results  and
adversely  affect  our  financial  condition.   Moreover,   if  the  market  for
communications  or network  infrastructure  equipment fails to grow as expected,
MtronPTI  may be unable to sustain its growth.  In addition,  MtronPTI's  growth depends  upon the  acceptance  of its  products  by  communications  and network infrastructure equipment manufacturers.  If, for any reason, these manufacturers do not find  MtronPTI's  products to be  appropriate  for their use,  our future growth will be adversely affected.

COMMUNICATIONS AND NETWORK INFRASTRUCTURE  EQUIPMENT MANUFACTURERS  INCREASINGLY
RELY UPON CONTRACT MANUFACTURERS, THEREBY DIMINISHING MTRONPTI'S ABILITY TO SELL
ITS PRODUCTS DIRECTLY TO THOSE EQUIPMENT MANUFACTURERS.

            There  is  a  growing   trend  among   communications   and  network
infrastructure  equipment  manufacturers to outsource the manufacturing of their equipment  or  components.  As a result,  MtronPTI's  ability to persuade  these original  equipment  manufacturers to specify our products has been reduced and, in the absence of a  manufacturer's  specification of MtronPTI's  products,  the prices that MtronPTI can charge for them may be subject to greater competition.

                                       14

MTRONPTI'S  GOVERNMENT  CONTRACTS CONTAIN  PROVISIONS THAT ARE UNFAVORABLE TO IT
AND HAVE A NUMBER OF SPECIFIC RISKS THAT MAY RESULT IN LOST ORDERS AND PROFITS.

            Many  of  MtronPTI's  contracts  with  government  agencies  contain provisions that give the governments  rights and remedies not typically found in private commercial contracts, including provisions enabling the government to:

     o      terminate  or  cancel  existing  contracts  without  good  reason or penalty;
     o      suspend  MtronPTI from doing  business with a foreign  government or prevent MtronPTI from selling its products in certain countries;
     o      audit and object to MtronPTI's  contract-related costs and expenses, including allocated indirect costs; and
     o      change  specific  terms  and  conditions  in  MtronPTI's  contracts, including  changes  that would  reduce the value of the  contract to
            MtronPTI.

            MtronPTI's  business  generated from  government  contracts could be materially and adversely affected if:

     o      MtronPTI's  reputation or relationship with government agencies were impaired;
     o      MtronPTI were  suspended or otherwise  prohibited  from  contracting with a domestic or foreign government;
     o      any of MtronPTI's  products were to fail to meet the requirements of certain applicable specified military standards;
     o      levels of  government  spending  were to decrease;
     o      MtronPTI were barred from entering into new government  contracts or extending  existing  government  contracts  based on  violations  or suspected violations of laws or regulations; or
     o      MtronPTI were not granted  security  clearances  required to provide
            its  services  and  solutions  to  governments,   or  such  security
            clearances were revoked.

FUTURE CHANGES IN MTRONPTI'S  ENVIRONMENTAL LIABILITY AND COMPLIANCE OBLIGATIONS
MAY INCREASE COSTS AND DECREASE PROFITABILITY.

            MtronPTI's   manufacturing   operations,   products  and/or  product
packaging  are  subject to  environmental  laws and  regulations  governing  air emissions,  wastewater discharges, and the handling, disposal and remediation of hazardous substances,  wastes and other chemicals.  In addition,  more stringent environmental  regulations may be enacted in the future, and we cannot presently determine the  modifications,  if any, in MtronPTI's  operations that any future regulations  might require,  or the cost of compliance  that would be associated with these regulations.

MTRONPTI  MAY BE UNABLE TO MODIFY ITS PRODUCTS OR MAY INCUR  INCREASED  COSTS TO
MEET  THE  REQUIREMENTS  OF  THE  EUROPEAN  UNION'S   RESTRICTION  ON  HAZARDOUS
SUBSTANCES DIRECTIVE.

            MtronPTI may be unable to modify its products or may incur increased costs to meet the requirements of the European Union's  Restriction on Hazardous
Substances Directive. If MtronPTI is unable to comply with these regulations, it may not be permitted to ship its products to the European Union.

                                       15

LYNCH SYSTEMS'  REVENUE IS LARGELY  DEPENDENT ON DEMAND FOR ITS  TELEVISIONS AND
COMPUTER  MONITORS BASED ON CATHODE-RAY  TUBE  TECHNOLOGY.  THIS TECHNOLOGY WILL
EVENTUALLY BE REPLACED BY PLASMA AND LIQUID CRYSTAL DISPLAYS.

            Lynch Systems  generates a  significant  portion of its revenue from sales to glass producers that supply  television and computer  monitor  displays that are based on  cathode-ray  tube  technology.  This market is being  rapidly penetrated  by  thinner,  lighter  weight  plasma  displays  and liquid  crystal displays.  Although cathode-ray tube televisions and computer monitors currently retain  advantages  in image  quality and price,  glass  producers are investing billions  of dollars to improve  the quality and lower the unit price of plasma, liquid  crystal and other display types.  We believe that market  penetration by plasma and liquid crystal display  producers will continue and eventually render obsolete cathode-ray tube technology and this Lynch Systems product line.

LYNCH SYSTEMS' DEPENDENCE ON A FEW SIGNIFICANT CUSTOMERS EXPOSES IT TO OPERATING
RISKS.

            Lynch  Systems'  sales to its ten largest  customers  accounted  for approximately  80% of its net sales in 2004, 2003 and 2002. Lynch Systems' sales to its largest customer  accounted for approximately 36%, 42% and 27% of its net sales in 2004,  2003 and 2002.  If a  significant  customer  reduces,  delays or cancels its orders for any reason,  the  business and results of  operations  of
Lynch Systems would be negatively affected.

AN ORDER TO BUILD MULTIPLE MACHINES IN THE FUTURE WITH A SIGNIFICANT CUSTOMER IN
THE  TABLEWARE  MARKET  IS  CONTINGENT  UPON  THE  SUCCESSFUL  INSTALLATION  AND
OPERATION OF THE MACHINES CURRENTLY IN PRODUCTION.

            Lynch  Systems  has a  significant  order  for  glass  manufacturing machines  that are  scheduled  to be shipped  and  installed  in the  customer's factories in 2005. We expect that this contract will represent approximately 33%
of Lynch Systems' revenues in 2005. Many of these machines utilize new processes and require  customer  training.  The ability of the  customer's  personnel  and resources to operate these machines  successfully  is critical.  If the customer does not  realize the full  benefit  from these  machines,  new orders from this customer may be canceled.

THE RESULTS OF LYNCH  SYSTEMS'  OPERATIONS  ARE SUBJECT TO  FLUCTUATIONS  IN THE
AVAILABILITY AND COST OF STEEL USED TO MANUFACTURE GLASS FORMING EQUIPMENT.

            Lynch Systems uses large amounts of steel to  manufacture  its glass forming  equipment.  The price of steel has risen  substantially  and demand for steel is very  high.  Lynch  Systems  has  only  been  able to pass  some of the increased costs to its customers.  As a result, Lynch Systems' profit margins on glass forming  equipment  have  decreased.  If the price of and demand for steel continues to rise, our profit margins will continue to decrease.

                                       16

LYNCH SYSTEMS MAY BE UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY.

            The success of Lynch Systems'  business  depends,  in part, upon its ability to protect  trade  secrets,  designs,  drawings and  patents,  obtain or license  patents and operate  without  infringing on the  intellectual  property rights of  others.  Lynch  Systems  relies on a  combination  of trade  secrets, designs, drawings,  patents,  nondisclosure agreements and technical measures to protect its proprietary  rights in its products and technology.  The steps taken by Lynch Systems in this regard may not be adequate to prevent  misappropriation of its  technology.  In addition,  the laws of some  foreign  countries in which
Lynch Systems operates do not protect its proprietary  rights to the same extent as do the  laws of the  United  States.  Although  Lynch  Systems  continues  to evaluate and  implement  protective  measures,  we cannot  assure you that these efforts will be successful. Lynch Systems' inability to protect its intellectual property rights could diminish or eliminate the  competitive  advantages that it derives from its technology, cause Lynch Systems to lose sales or otherwise harm its business.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

            This  prospectus and documents  incorporated  by reference into this prospectus contain forward-looking  statements within the meaning of Section 27A of the  Securities  Act of 1933, as amended,  and Section 21E of the  Securities
Exchange Act of 1934, as amended,  that are not historical facts, but rather are based on current expectations,  estimates and projections about our business and industry, our beliefs and assumptions.  Words such as "anticipates,"  "expects,"
"intends," "plans,"  "believes,"  "seeks,"  "estimates," and variations of these
words  and  similar   expressions  are  intended  to  identify   forward-looking
statements. These statements are based on our current plans and expectations and involve risks and uncertainties over which we have no control,  that could cause actual future  activities  and results of operations to be materially  different from those set forth in the forward-looking  statements.  Important factors that could cause actual future  activities  and operating  results to differ  include fluctuating  demand for capital goods such as large glass presses,  delay in the recovery  of demand for  components  used by  telecommunications  infrastructure manufacturers and exposure to foreign economies. Important information regarding risks and uncertainties is also set forth elsewhere in this document,  including in those  described in "Risk Factors"  beginning on page 5, as well as elsewhere in  this  prospectus  and in  documents  incorporated  by  reference  into  this
prospectus.   You  are   cautioned   not  to  place  undue   reliance  on  these
forward-looking  statements,  which reflect our management's view only as of the date of  this  prospectus  or as of the  date of any  document  incorporated  by reference into this prospectus.  All subsequent written or oral  forward-looking statements  attributable  to us or persons  acting on our  behalf are  expressly qualified  in their  entirety by these  cautionary  statements.  We undertake no obligation  to update these  statements  or publicly  release the results of any revisions to the  forward-looking  statements that we may make to reflect events or  circumstances  after the date of this prospectus or the date of any document incorporated  into this prospectus or to reflect the occurrence of unanticipated events.

            You are also urged to  carefully  review and  consider  the  various disclosures  made by us in this  document,  as  well  as in our  prior  periodic reports on Forms 10-K,  10-Q and 8-K,  filed with the  Securities  and  Exchange
Commission and listed under the caption  "Incorporation by Reference" on page 32 of this prospectus.

                                       17

            We make available,  free of charge,  our annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, if any.

            We  also  make  this   information   available  on  our  website  at
WWW.LYNCHCORP.COM.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

            Our authorized  capital consists of 10,000,000  common shares with a par value of $.0.01 per share. As of August 31, 2005,  there were  approximately
1,616,026 common shares issued and outstanding. Additionally, there were 600,000 common shares  reserved for issuance  upon exercise of options  granted or to be granted  pursuant  our 2001  Equity  Incentive  Plan.  The holders of our common shares  are  entitled  to one vote for each  common  share held of record on all matters to be voted on by  shareholders.  The  holders of our common  shares are entitled to receive such  dividends,  if any, as may be declared by the Board of
Directors in its discretion out of funds legally available.  Upon liquidation or dissolution  of the  Company,  the holders of our common  shares are entitled to
receive  on  a  pro  rata  basis  all  assets   remaining  for  distribution  to
shareholders  after the  payment  of debts and  liquidation  preferences  on any capital stock. Our common shares have no preemptive or other subscription rights and  there  are no  other  conversion  rights  or  redemption  or  sinking  fund provisions with respect to such common shares.

            The  Company's  Transfer  Agent and  Registrar  is  Mellon  Investor
Services LLC.

                                 USE OF PROCEEDS

            If all of the rights are  exercised  in full at $7.25 per share,  we would receive net cash proceeds of  approximately  $3,730,400,  after payment of fees and expenses.  No discount or commission is payable in connection  with any such exercise.

            The funds, if any, received upon exercise of the rights will be used for  general  corporate  purposes,  working  capital  and to make  acquisitions, although the Company has not identified any specific acquisitions at this time.

                               THE RIGHTS OFFERING

            Our Board of  Directors  has proposed  that we raise equity  capital through this offering to all of our  shareholders.  Through this prospectus,  we are offering  common  shares that rights  holders may purchase  upon  exercising their subscription rights.

SUBSCRIPTION RIGHTS

            BASIC SUBSCRIPTION  PRIVILEGE.  We will distribute to the holders of record of our common shares, at the close of business on November 9, 2005, at no charge,  one  transferable  subscription  right for each common share owned. The subscription rights will be evidenced by Subscription Certificates.  Every three such rights will entitle the holder to subscribe for one common share.  Assuming that all rights are exercised, including those that may be exercised as a result of the oversubscription  privilege, an aggregate of approximately 538,676 common shares will be sold. We will deliver to  subscribers  certificates  representing common shares purchased through the exercise of the basic subscription privilege

                                       18

as  soon  as  practicable   after  the  expiration   date,   anticipated  to  be
approximately seven to 10 business days. You are not required to exercise any or all of your subscription rights.

            If, pursuant to the exercise of subscription  rights,  the number of common  shares that a rights holder would be entitled to receive would result in receipt of fractional  shares,  the  aggregate  number of common shares that the holder is entitled to purchase  will be rounded up to the nearest  whole number.
Rights holders will not receive cash in lieu of fractional shares.

            OVERSUBSCRIPTION  PRIVILEGE.  Subject  to the  allocation  described below, shareholders on the record date who fully exercise the rights distributed to them by us will also be entitled to  subscribe  for and  purchase  additional common shares that are not purchased by other rights holders through their basic subscription  privileges.  The maximum  number of shares  that you may  purchase under the  oversubscription  privilege  is equal to the  number  of  shares  you purchased under the basic subscription privilege. If the number of common shares remaining  after  the  exercise  of all  basic  subscription  privileges  is not sufficient to satisfy  requests from all shareholders for common shares pursuant to oversubscription  privileges,  you will be allocated additional common shares pro rata,  based on the number of common shares you purchased  through the basic subscription  privilege in  proportion to the total number of common shares that
you  and  other  oversubscribing   shareholders   purchased  through  the  basic
subscription privilege. Once you have exercised your oversubscription privilege, you may not revoke your exercise.

            If you wish to exercise your oversubscription  privilege, you should indicate the number of additional  common shares that you would like to purchase in the space provided on your  Subscription  Certificate.  When you send in your
Subscription  Certificate,  you must also send the full  purchase  price for the number of  additional  common  shares that you have  requested  to purchase  (in addition to the  payment  due for common  shares  purchased  through  your basic subscription privilege). After all common shares requested pursuant to the basic subscription  privilege are allocated,  a  determination  will be made as to the number  of common  shares  available  for  issuance  under the  oversubscription
privilege.   For   purposes  of   allocating   the  common   shares   under  the
oversubscription privilege, there shall be calculated for each holder seeking to exercise  the  oversubscription  privilege a proration  factor.  This  proration factor will be based on the number of common  shares  purchased by a record date shareholder through the basic subscription  privilege in proportion to the total number of common shares  purchased by all record date  shareholders  pursuant to the basic subscription privilege. For each holder, this proration factor will be applied to the  common  shares  available  for  purchase  upon  exercise  of the oversubscription privilege and common shares will be allocated accordingly. This process will be repeated  until one of the following  conditions is met: (i) all oversubscribing  holders'  requests are filled, or (ii) there are no more common shares available for allocation.

            As soon as practicable  after the expiration  date,  Mellon Investor
Services LLC,  acting as our  subscription  agent,  will determine the number of common shares that you may purchase pursuant to the oversubscription  privilege.
You will receive certificates  representing these common shares and a refund for any excess  subscription  payments as soon as  practicable  after the expiration date,  anticipated  to be  approximately  seven to 10  business  days  after the expiration  date.  If you  request  and pay for  more  common  shares  than  are allocated  to  you,  we will  refund  that  overpayment,  without  interest.  In connection with the exercise of the oversubscription  privilege,  banks, brokers and other nominee holders of subscription rights who act on behalf of beneficial

                                       19

owners will be required to certify to us and to the subscription agent as to the aggregate number of subscription rights that have been exercised, and the number
of  common  shares  that  are  being  requested  through  the   oversubscription
privilege,  by each  beneficial  owner on whose  behalf  the  nominee  holder is acting.

SUBSCRIPTION PRICE

            Three subscription rights plus $7.25 entitles the holder to purchase one common share.  The per share price represents a discount of 37% from $11.51, the average of the closing sales prices of our common shares over the 30-trading day period  ending  October  25,  2005 and a discount  of 28% from  $10.00,  the closing price of our common shares on October 25, 2005. The  subscription  price does not  necessarily  bear any  relationship  to our  past or  expected  future results of operations,  cash flows,  current financial  condition,  or any other established  criteria for value. No change will be made to the cash subscription price by reason of changes in the trading  price of our common  shares  prior to the closing of this offering.

DETERMINATION OF SUBSCRIPTION PRICE

            Our Board of Directors  set all of the terms and  conditions of this offering,  including the  subscription  price. In establishing  the subscription price, our Board of Directors considered the following factors:

     o      strategic alternatives for capital raising,
     o      the market price of our common shares,
     o      the pricing of similar transactions,
     o      the amount of proceeds desired,
     o      our business prospects,
     o      our recent and anticipated operating results, and
     o      general conditions in the securities markets.

            We determined the  subscription  price after taking into account the preceding  factors.  We did not seek or obtain any opinion of financial advisors or investment  bankers in establishing the subscription  price for the offering.
You should not consider the subscription  price as an indication of the value of our company or our common shares.  We cannot assure you that you will be able to sell common shares purchased during this offering at a price equal to or greater than the subscription  price. On October 25, 2005, the closing sale price of our common shares was $10.00 per share.

EXPIRATION DATE, EXTENSIONS AND TERMINATION

            You may  exercise  your  subscription  right at any time before 5:00
p.m.,  New York City time, on __________,  2005,  the  expiration  date for this offering.  However,  we may  extend the  offering  period  for  exercising  your subscription  rights  in our sole  discretion,  but in no event by more  than 15 additional  days.  If you do not exercise  your  subscription  rights before the expiration date, your unexercised  subscription rights will be null and void. We will not be  obligated  to honor your  exercise  of  subscription  rights if the subscription  agent  receives the documents  relating to your exercise after the expiration  date,  regardless of when you transmitted the documents,  unless you

                                       20

have timely transmitted the documents under the guaranteed  delivery  procedures described below.

            We have the sole  discretion to extend the expiration date by giving oral or written  notice to the  subscription  agent on or before  the  scheduled expiration date. If we elect to extend the expiration of this offering,  we will issue a press release announcing the extension no later than 9:00 a.m., New York
City time, on the next business day after the most recently announced expiration date.

WITHDRAWAL AND AMENDMENT

            We reserve the right to withdraw or terminate  this  offering at any time for any reason. In the event that this offering is withdrawn or terminated, all funds received from  subscriptions by shareholders  will be returned as soon as  practicable,  anticipated  to be  approximately  three to five business days after such date of such withdrawal or termination.  Interest will not be payable on any returned funds.

            We reserve the right to amend the terms of this offering. If we make an amendment that we consider material, we will:

      o     mail notice of the amendment to all shareholders of record as of the record date;
      o     extend  the  expiration  date by at least  10  days;  and
      o     offer  all   subscribers   no  less  than  10  days  to  revoke  any
            subscription already submitted.

            The extension of the expiration date will not, in and of itself,  be treated as a material amendment for these purposes.

INTENTIONS OF THE COMPANY'S DIRECTORS

            At a meeting of our Board of  Directors  convened to  determine  the terms of the proposed  offering,  our directors  advised the Company that, as to the shares owned  directly or  indirectly  by them,  they intend to exercise the basic  subscription  privilege  under rights  received and might  exercise their oversubscription  privilege with respect to additional  shares that might become available  for  purchase.  The  expressed  intention of the  directors  does not constitute a binding obligation on their part.

METHOD OF SUBSCRIPTION - EXERCISE OF SUBSCRIPTION RIGHTS

            You  may  exercise  your  subscription   rights  by  delivering  the
following to the  subscription  agent,  at or prior to 5:00 p.m.,  New York City time, on ______________, 2005, the date on which the rights expire:

     o      your properly completed and executed  Subscription  Certificate with
            any   required   signature    guarantees   or   other   supplemental
            documentation; and
     o      your  full   subscription   price  payment  for  each  common  share
            subscribed  for under your  basic  subscription  privilege  and your oversubscription privilege.

                                       21

            You  should  read  and  follow  the  Instructions  for Use of  Lynch
Corporation Subscription Certificates carefully.

SIGNATURE GUARANTEE MAY BE REQUIRED

            Your signature on each  Subscription  Certificate must be guaranteed by an  eligible  institution  such as a  member  firm of a  registered  national securities  exchange  or a member  of the  National  Association  of  Securities
Dealers,  Inc., or from a commercial  bank or trust company  having an office or correspondent in the United States,  subject to standards and procedures adopted by the subscription agent, unless:

     o      your Subscription  Certificate provides that common shares are to be delivered to you as record holder of those subscription rights; or
     o      you are an eligible institution.

DELIVERY OF SUBSCRIPTION MATERIALS AND PAYMENT

            You should deliver your Subscription  Certificate and payment of the subscription  price  or,  if  applicable,  Notice  of  Guaranteed  Delivery  for
Subscription  Certificates,  to the  subscription  agent by mail,  by  overnight courier or by hand to:

BY UNITED STATES MAIL DELIVERY:       BY OVERNIGHT COURIER:           BY HAND:
------------------------------        --------------------            -------
Mellon Investor Services LLC          Mellon Investor Services LLC    Mellon Investor Services LLC
Post Office Box 3301                  480 Washington Blvd.            120 Broadway, 13th Floor
South Hackensack, NJ 07606            Mail Drop - Reorg               New York, NY 10271
Attn: Reorganization Department       Jersey City, NJ 07310           Attn: Reorganization
                                      Attn: Reorganization            Department
                                      Department

            You are responsible for the method of delivery of your  Subscription
Certificate(s)  with your subscription price payment to the subscription  agent.
If you send your Subscription  Certificate(s)  and subscription price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the subscription agent prior to the time this offering expires.

            DO NOT SEND YOUR SUBSCRIPTION  CERTIFICATE(S) AND SUBSCRIPTION PRICE
PAYMENT TO THE COMPANY.  Your  delivery to an address other than the address set forth above will not constitute valid delivery.

METHOD OF PAYMENT

            Your payment of the subscription  price must be made in U.S. dollars for the full number of common shares you are  subscribing  (or  oversubscribing)
for by either bank draft (cashier's  check) or certified check drawn upon a U.S.
bank or money order payable to the subscription agent.

                                       22

PLEASE  NOTE THAT  COMMON  SHARES  MAY NOT BE PAID FOR BY  UNCERTIFIED  PERSONAL
CHECK.

RECEIPT OF PAYMENT

            Your payment will be considered  received by the subscription  agent only upon receipt by the  subscription  agent of a certified check or bank draft drawn upon a U.S. bank or a money order.

CALCULATION OF SUBSCRIPTION RIGHTS EXERCISED

            If you do not  indicate  the  number of  subscription  rights  being exercised,  or do not forward full payment of the total  subscription  price for the number of subscription  rights that you indicate are being  exercised,  then you will be deemed to have  exercised  your basic  subscription  privilege  with respect to the maximum number of rights that may be exercised with the aggregate subscription price payment you delivered to the subscription agent.

YOUR FUNDS WILL BE HELD BY THE SUBSCRIPTION AGENT UNTIL COMMON SHARES ARE ISSUED

            The  subscription  agent will hold your payment of the  subscription price payment in a segregated  account with other  payments  received from other rights holders until we issue your common shares to you. If this offering is not completed,  or we do not apply  your full  subscription  price  payment  to your purchase  of  common  shares,  the  subscription  agent  will  return as soon as practicable, without interest, all excess subscription payments.

NO REVOCATION

            Once you have exercised your  subscription  privileges,  you may not revoke your exercise.  Subscription rights not exercised prior to the expiration date of this offering will expire.

TRANSFERABILITY OF RIGHTS

            The  rights are  transferable,  excluding  oversubscription  rights, until the  opening of  trading on the  expiration  date and are  expected  to be authorized  for trading on the American  Stock  Exchange.  Trading of the rights will be conducted on a regular-way basis from ________, 2005 through the opening of trading on the expiration  date. Any  commissions in connection with the sale of rights will be paid by the selling rights holder. We cannot assure you that a market for the rights will develop, or of the prices at which rights may be sold if a market does develop.

            You  may  transfer  all of the  rights,  excluding  oversubscription
rights,   evidenced  by  a  single  Subscription   Certificate  by  signing  the
Subscription  Certificate for transfer in accordance  with the appropriate  form printed  on the  Subscription  Certificate.  You may  transfer  a portion of the rights,  excluding  oversubscription  rights, evidenced by a single Subscription
Certificate  by  delivering  to Mellon  Investor  Services LLC the  Subscription
Certificate properly signed for transfer,  with separate written instructions to register a portion of the rights in the name of your  transferee  and to issue a

                                       23

new Subscription  Certificate to the transferee covering the transferred rights.
In that event and by appropriate written instructions,  you may elect to receive a new Subscription Certificate covering the rights you did not transfer.

            If you wish to transfer all or a portion of your rights,  you should allow a sufficient amount of time prior to the expiration time for:

     o      the transfer  instructions  to be received  and  processed by Mellon
            Investor Services LLC;
     o      new Subscription Certificates to be issued and transmitted;  and
     o      the rights  evidenced  by the new  Subscription  Certificates  to be exercised or sold by the intended recipients.

            It may require from two to 10 business  days,  or more,  to complete transfers of rights, depending upon how you deliver the Subscription Certificate and payment and the number of transactions you request.  Neither the Company nor the  subscription  agent  will be liable to you or any  transferee  of rights if
Subscription  Certificates  or any other required  documents are not received in time for exercise or sale prior to the expiration time.

            If  you  exercise  or  sell  rights  in  part,  a  new  Subscription
Certificate  for  the  remaining  rights  will  be  issued  to you  only  if the subscription  agent receives a properly endorsed  Subscription  Certificate from you no later than 5:00 p.m.,  Eastern Time,  on the fifth  business day prior to the expiration  date.  The  subscription  agent will not issue new  Subscription
Certificates for partially exercised or sold Subscription Certificates submitted after that time and date. If you do submit a Subscription Certificate after that time and  date,  you will not be able to  exercise  the  unexercised  or  unsold rights.

            Unless you make other  arrangements  with the subscription  agent, a new Subscription  Certificate issued after 5:00 p.m., Eastern Time, on the fifth business day before the expiration date will be held for pick-up by you at:

                                Mellon Bank, N.A.
                          c/o Mellon Investor Services
                            120 Broadway, 13th Floor
                            New York, New York 10271
                         Attn: Reorganization Department

            If you  request a  reissuance  of a  Subscription  Certificate,  the delivery of that document will be at your risk.

            You,  and  not  the  Company  or the  subscription  agent,  will  be responsible  for  paying any  commissions,  fees and other  expenses,  including brokerage  commissions and transfer taxes, that you may incur in the purchase or sale of the rights.

ISSUANCE OF SHARE CERTIFICATES

            Share certificates for common shares purchased in this offering will be issued as soon as practicable  after the expiration  date,  anticipated to be approximately  seven  to  10  business  days  after  the  expiration  date.  Our

                                       24

subscription  agent  will  deliver  subscription   payments  to  us  only  after
consummation  of this  offering  and the issuance of share  certificates  to our shareholders  that  exercised  rights.  Unless you  instruct  otherwise  in your
Subscription  Certificate  form,  common  shares  purchased  by the  exercise of subscription  rights will be registered in the name of the person exercising the rights.

GUARANTEED DELIVERY PROCEDURES

            If you wish to exercise  your  subscription  rights,  but you do not have sufficient  time to deliver the  Subscription  Certificate  evidencing your rights to the subscription agent on or before the time your subscription  rights expire,  you may exercise your subscription  rights by the following  guaranteed delivery procedures:

     o      deliver  your  subscription  price  payment in full for each  common share you subscribed for under your  subscription  privileges in the manner set forth in "Method of Payment" to the subscription agent on or prior to the expiration date;
     o      deliver  the  form  entitled  Notice  of  Guaranteed   Delivery  for
            Subscription  Certificates,  substantially in the form provided with the  Instructions  as  to  Use  of  Lynch  Corporation  Subscription
            Certificates distributed with your Subscription Certificates,  on or prior to the expiration date; and
     o      deliver the properly completed  Subscription  Certificate evidencing
            your  rights  being   exercised  and  the  related   nominee  holder
            certification,   if   applicable,   with  any  required   signatures
            guaranteed,  to the  subscription  agent within three  business days following the expiration date.

            Your Notice of  Guaranteed  Delivery for  Subscription  Certificates
must be delivered in substantially  the same form provided with the Instructions as to  Use  of  Lynch  Corporation  Subscription  Certificates,  which  will  be distributed to you with your Subscription Certificate. Your Notice of Guaranteed
Delivery for Subscription  Certificates must come from an eligible  institution, or other eligible guarantee institutions,  which are members of, or participants in, a signature guarantee program acceptable to the subscription agent.

            In your Notice of Guaranteed Delivery for Subscription Certificates,
you must state:

     o      your name;
     o      the number of subscription  rights  represented by your Subscription
            Certificates  and the number of common  shares  you are  subscribing
            (and oversubscribing) for; and
     o      your guarantee that you will deliver to the  subscription  agent any
            Subscription Certificates evidencing the subscription rights you are exercising within three business days following the expiration date.

            You may deliver your Notice of Guaranteed  Delivery for Subscription
Certificates to the subscription  agent in the same manner as your  Subscription
Certificates  at the address set forth above  under  "Delivery  of  Subscription
Materials  and  Payment."  Alternately,  on the  expiration  date ONLY,  you may transmit your Notice of Guaranteed Delivery for Subscription Certificates to the

                                       25

subscription agent via facsimile transmission (Facsimile No.: 201-680-4626). ALL
FACSIMILE  DELIVERIES MUST BE CONFIRMED.  To confirm facsimile  deliveries,  you must call 201-680-4860.

            Please call the information  agent to request any additional  copies of the form of Notice of Guaranteed  Delivery for Subscription  Certificates you
may need.

DETERMINATIONS REGARDING THE EXERCISE OF YOUR SUBSCRIPTION RIGHTS

            We will decide all questions  concerning the  timeliness,  validity, form and  eligibility  of your  exercise  of your  subscription  rights  and our determinations will be final and binding. We, in our sole discretion,  may waive any defect or  irregularity,  or permit a defect or irregularity to be corrected within such time as we may  determine.  Non-material  defects or  irregularities will be waived  provided that we can determine your  intentions  with respect to exercising your rights.  If there is any defect or irregularity  that results in an ambiguity  regarding your  intentions with respect to exercising your rights, such defect or irregularity will not be waived. In such event, we will treat any identical  defects or irregularities  the same way for all shareholders.  We may reject the exercise of any of your subscription  rights because of any defect or irregularity.  We  will  not  receive  or  accept  any  subscription  until  all irregularities  have been  waived by us or cured by you  within  such time as we decide, in our sole discretion.

            Neither  we nor the  subscription  agent  will be under  any duty to notify you of any defect or  irregularity  in connection with your submission of
Subscription Certificates and we will not be liable for failure to notify you of any defect or  irregularity.  We reserve  the right to reject  your  exercise of subscription rights if your exercise is not in accordance with the terms of this offering or in proper form.  Under Section 18 of the  Securities Act of 1933, as amended,  our common stock and the subscription rights offered hereby are exempt from state regulation or "blue sky" laws because our common shares are listed on the  American  Stock  Exchange.  If you are a foreign  shareholder  with a legal residence  outside of the United  States,  we will not accept  your  exercise of rights if our issuance of common  shares to you could be deemed  unlawful  under applicable  law  or if  compliance  with  applicable  law  would  be  materially burdensome to us. We have no reason to believe that a significant  number of our shares is owned by foreign shareholders.

            If you are given notice of a defect in your  subscription,  you will have five  business days after the giving of notice to correct it. You will not, however, be allowed to cure any defect later than 5:00 p.m., New York City time, on ________________, 2005. We will not consider an exercise to be made until all defects have been cured or waived.

NOTICE TO BANKERS, TRUSTEES OR OTHER DEPOSITARIES

            If you are a broker,  a trustee or a depositary  for  securities who holds  common  shares for the  account of others at the close of business on the record date, you should notify the respective  beneficial  owners of such common shares of this  offering as soon as possible to find out their  intentions  with respect to exercising their subscription  rights. You should obtain instructions from the beneficial owners with respect to the subscription rights, as set forth in the instructions we have provided to you for your  distribution to beneficial
owners.  If  the  beneficial  owner  so  instructs,   you  should  complete  the
appropriate Subscription  Certificates and submit them to the subscription agent

                                       26

with the proper payment. If you hold common shares for the accounts of more than one  beneficial  owner,  you may exercise the number of  subscription  rights to which all such  beneficial  owners in the  aggregate  otherwise  would have been entitled had they been direct record  holders of our common shares on the record date,  provided that you, as a nominee record  holder,  make a proper showing to
the   subscription   agent  by  submitting  the  form  entitled  Nominee  Holder
Certification which we will provide to you with your offering materials.

NOTICE TO BENEFICIAL OWNERS

            If you are a beneficial  owner of our common  shares or will receive your subscription  rights through a broker,  custodian bank or other nominee, we will ask your  broker,  custodian  bank or other  nominee  to notify you of this offering.  If you wish to exercise your  subscription  rights,  you will need to have your  broker,  custodian  bank or other  nominee  act for you.  If you hold certificates of our common shares directly and would prefer to have your broker, custodian bank or other nominee exercise your  subscription  rights,  you should contact  your  nominee  and  request it to effect the  transaction  for you.  To indicate  your  decision with respect to your  subscription  rights,  you should complete and return to your  broker,  custodian  bank or other  nominee the form entitled  Beneficial Owner Election Form. You should receive this form from your broker,  custodian bank or other nominee with the other offering  materials.  If you wish to obtain a separate Subscription  Certificate,  you should contact the nominee as soon as possible and request that a separate Subscription Certificate be issued to you.

PROCEDURES FOR DTC PARTICIPANTS

            We  anticipate  that the  subscription  rights will be eligible  for transfer,  and  the  exercise  of  the  basic  subscription  privilege  and  the oversubscription  privilege  may  be  effected  through  the  facilities  of the
Depository Trust Company, or DTC.

COMMON SHARES OUTSTANDING AFTER THIS OFFERING

            Upon the  issuance  of the common  shares  offered in this  offering
(assuming that all of the subscription  rights are exercised),  2,154,702 common shares will be issued and  outstanding.  This would represent an approximate 33%
increase in the number of outstanding  common shares.  If only 10% or 50% of the subscription  rights are exercised,  then 1,669,894 and 1,885,364  common shares will be issued and outstanding, respectively, which represents an approximate 3%
and 17% increase in the number of outstanding common shares, respectively.

SUBSCRIPTION AGENT

            We have appointed Mellon Investor Services LLC as subscription agent for this offering. We will pay the fees and certain expenses of the subscription agent,  which we  estimate  will  total  approximately  $30,000.  Under  certain circumstances,  we may indemnify the subscription agent from certain liabilities that may arise in connection with this offering.

INFORMATION AGENT

            We have appointed Mellon Investor  Services LLC as information agent for this offering.  We will pay the fees and certain expenses of the information agent,  which we  estimate  will  total  approximately  $10,000.  Under  certain circumstances,  we may indemnify the information agent from certain  liabilities that may arise in connection with this offering.

                                       27

FEES AND EXPENSES

            Other  than  for  fees  charged  by the  information  agent  and the subscription agent, you are responsible for paying any other commissions,  fees, taxes or  other  expenses  incurred  in  connection  with  the  exercise  of the subscription  rights.  Neither we, the  information  agent nor the  subscription agent will pay such expenses.
NO BOARD RECOMMENDATION

            An investment  in our common  shares must be made  according to each investor's  evaluation  of its own best  interests.  Accordingly,  our  Board of
Directors  makes no  recommendation  to rights  holders  regarding  whether they should  exercise  their  subscription  rights.  At a  meeting  of our  Board  of
Directors  convened  to  determine  the  terms  of the  proposed  offering,  our directors  advised  the  Company  that,  as to  the  shares  owned  directly  or indirectly  by them,  they intend to exercise the basic  subscription  privilege under rights received and might exercise their  oversubscription  privilege with respect to  additional  shares that might become  available  for  purchase.  The expressed intention of the directors does not constitute a binding obligation on their part. John C. Ferrara (Chief Executive Officer and Director), Marc Gabelli
(Chairman of the Board of Directors and 5% holder),  E. Val Cerutti  (Director),
Avrum  Gray  (Director)  and  Anthony  R.  Pustorino   (Director)   collectively
beneficially own 349,198 common shares or 21.6% of the common shares outstanding as of August  31,  2005.  Assuming  that  each of the  persons  mentioned  above exercises his basic  subscription  privilege in full, they will collectively own an additional  116,401 common shares,  or a total of 465,599 common shares after this offering is completed.

IF YOU HAVE QUESTIONS ABOUT EXERCISING RIGHTS

            If you have  questions or need  assistance  concerning the procedure for exercising  subscription  rights,  or if you would like additional copies of this prospectus or other forms related to this offering,  you should contact the information agent at the following address and telephone number:

BY UNITED STATES MAIL DELIVERY:       BY OVERNIGHT COURIER:           BY HAND:
------------------------------        --------------------            -------
Mellon Investor Services LLC          Mellon Investor Services LLC    Mellon Investor Services LLC
Post Office Box 3301                  480 Washington Blvd.            120 Broadway, 13th Floor
South Hackensack, NJ 07606            Mail Drop - Reorg               New York, NY 10271
Attn: Reorganization Department       Jersey City, NJ 07310           Attn: Reorganization
                                      Attn: Reorganization            Department
                                      Department

                       Toll Free Telephone: (866) 340-1578
        Direct Line for Banks and Brokers to Call Collect: (201) 680-6590

                                       28

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

            The following  discussion is a summary of the material U.S.  federal income tax  consequences  of (i) the  dividend by us of  subscription  rights to holders of common  shares  that hold such common  shares as a capital  asset for federal  income  tax  purposes,  and  (ii) the  exercise  of such  rights.  This discussion is based on laws, regulations, rulings and decisions in effect on the date of this  prospectus,  all of which are  subject  to change  (possibly  with retroactive  effect) and to differing  interpretations.  This discussion applies only to holders that are U.S. persons, which is defined as a citizen or resident of the United States, a domestic partnership, a domestic corporation, any estate
(other  than a  foreign  estate),  and any trust so long as a court  within  the
United States is able to exercise primary supervision over the administration of the  trust  and one or more U.S.  persons  have the  authority  to  control  all substantial decisions of the trust.  Generally,  for federal income tax purposes an estate is  classified  as a "foreign  estate"  based on the  location  of the estate assets, the country of the estate's domiciliary  administration,  and the nationality and residency of the domiciliary's personal representative.

            This  discussion  does not  address  all  aspects of federal  income taxation  that  may  be  relevant  to  holders  in  light  of  their  particular circumstances  or to holders who may be subject to special tax  treatment  under the Internal Revenue Code of 1986, as amended,  including  holders of options or warrants,  holders who are dealers in  securities or foreign  currency,  foreign persons (defined as all persons other than U.S. persons),  insurance  companies, tax-exempt organizations, banks, financial institutions, broker-dealers, holders who hold common  shares as part of a hedge,  straddle,  conversion or other risk reduction transaction, or who acquired common shares pursuant to the exercise of compensatory share options or warrants or otherwise as compensation.

            We have not  sought,  and will not seek,  an opinion of counsel or a ruling from the  Internal  Revenue  Service  regarding  the  federal  income tax consequences  of the  distribution  of the rights or the related share issuance.
The following  summary does not address the tax consequences of the distribution of the rights or the related share issuance under foreign,  state,  or local tax laws.  ACCORDINGLY,  EACH  HOLDER OF COMMON  SHARES  SHOULD  CONSULT ITS OWN TAX
ADVISOR WITH RESPECT TO THE PARTICULAR TAX  CONSEQUENCES OF THE  DISTRIBUTION OF
THE RIGHTS OR THE RELATED COMMON SHARE ISSUANCE TO SUCH HOLDER.

            The federal income tax consequences for a holder of common shares on the  receipt of  subscription  rights  and the  exercise  of such  rights are as follows:

     o      A holder will not recognize  taxable  income for federal  income tax purposes in connection with the receipt of subscription rights.

     o      Except as provided in the following  sentence,  the tax basis of the subscription rights received by a holder will be zero. If either (i)
            the fair market  value of the  subscription  rights on the date such subscription  rights are distributed is equal to at least 15% of the fair market value on such date of the common  shares with respect to which  the  subscription  rights  are  received  or (ii) the  holder irrevocably  elects,  by attaching a statement to its federal income

                                       29

            tax return for the taxable year in which the subscription rights are received, to allocate part of the tax basis of such common shares to the  subscription  rights,  then upon  exercise of the  subscription rights,  the  holder's  tax  basis  in the  common  shares  will  be allocated  between the common shares and the subscription  rights in proportion  to their  respective  fair market values on the date the subscription  rights are distributed.  A holder's holding period for the  subscription  rights received will include the holder's holding period for the common shares with respect to which the  subscription rights were  received.  We intend to notify the holders  whether the fair market  value of the  subscription  rights will equal or exceed
            15% of the fair  market  value of the  common  shares  to which  the subscription  rights  relate  and the  fair  market  value  of those
            subscription   rights.   Notification   will  be  made  by   written
            communication that will be included with the share certificates that are mailed to those holders who exercise their subscription  rights.
            Holders  should be aware that the  Internal  Revenue  Service is not bound by our valuation of the subscription rights.

     o      A holder that sells the subscription  rights will recognize  capital gain or loss, depending on the amount realized upon the sale and the holder's tax basis (if any) in the subscription  rights. The gain or loss will be  long-term  or  short-term  depending  on the  holder's holding period for the subscription rights (discussed above).

     o      A holder that allows the subscription rights received to expire will not  recognize  any gain or loss,  and the tax  basis of the  common shares owned by such holder with respect to which such  subscription rights  were  distributed  will be  equal  to the tax  basis of such common  shares  immediately  before the receipt of the  subscription rights.

     o      A holder will not  recognize  any gain or loss upon the  exercise of the subscription rights.

     o      The tax basis of the common shares acquired  through exercise of the subscription rights will equal the sum of the subscription price for the  common  shares  and the  holder's  tax  basis,  if any,  in the subscription rights as described above.

     o      The holding period for the common shares acquired  through  exercise of the  subscription  rights will begin on the date the subscription rights are exercised.

            Holders who exercise their  subscription  rights will be required to furnish  a  Substitute  Form  W-9  (which  appears  as part of the  Subscription
Certificate) to avoid the imposition of the 28% backup withholding tax.

                              PLAN OF DISTRIBUTION

            We are offering our common shares  underlying the rights directly to you. We have not employed any brokers,  dealers or  underwriters  in  connection with the solicitation or exercise of subscription rights in this offering and no commissions,  fees or discounts  will be paid in connection  with this offering.
Mellon Investor  Services LLC is acting as our subscription  agent to effect the exercise  of the  rights  and the  issuance  of the  underlying  common  shares.
Therefore,  we anticipate that our officers' and employees' role will be limited to:

                                       30

     o      Responding  to  inquiries  of  potential  purchasers,  provided  the response is limited to  information  contained  in the  registration statement of which this prospectus is a part; and
     o      Ministerial  and clerical  work  involved in effecting  transactions pertaining to the sale of common shares underlying the rights.

            We intend to  distribute  and deliver this  prospectus by hand or by mail  only,  and not by  electronic  delivery.  Also,  we intend to use  printed prospectuses only, and not any other forms of prospectus.

            We have  distributed  to the holders of record of our common shares, at the close of business on November  9, 2005,  at no charge,  one  transferable subscription  right for each common share they own. Every three such rights will entitle  the holder  thereof to  subscribe  for a right to  purchase  one of our common shares at a subscription  price of $7.25 per share.  You may exercise any number of your  subscription  rights,  or you may  choose  not to  exercise  any subscription  rights. We will not distribute any fractional common shares or pay cash in lieu of fractional common shares, but will round up the aggregate number of common shares you are entitled to receive to the nearest whole number.

            We do not expect that all of our  shareholders  will exercise all of their basic subscription privileges. By extending oversubscription privileges to our record date  shareholders,  we are providing such shareholders that exercise all of their basic  subscription  privileges  with the  opportunity  to purchase those common shares that are not purchased by other shareholders.

            If you wish to exercise your oversubscription  privilege, you should indicate the number of additional  common shares that you would like to purchase
(not to  exceed  the  number  purchased  by you  under  the  basic  subscription privilege) in the space provided on your Subscription Certificate. When you send in your Subscription Certificate, you must also send the full purchase price for the number of additional  common shares that you have  requested to purchase (in addition to the  payment  due for common  shares  purchased  through  your basic subscription  privilege).  If the number of common  shares  remaining  after the exercise of all basic  subscription  privileges is not sufficient to satisfy all requests for common shares pursuant to oversubscription  privileges, you will be
allocated   additional  common  shares  pro  rata  (subject  to  elimination  of fractional  common  shares),  based on the number of common shares you purchased through the basic  subscription  privilege in  proportion to the total number of common shares that you and other oversubscribing  shareholders purchased through the basic subscription  privilege.  However, if your pro rata allocation exceeds the number of common shares you requested on your Subscription Certificate, then you will receive only the number of common  shares that you  requested,  and the remaining  common  shares from your pro rata  allocation  will be divided  among other rights holders exercising their oversubscription privileges.

            As soon as practicable  after the expiration  date,  Mellon Investor
Services LLC, acting as our subscription agent, and we will determine the number of  common  shares  that  you  may  purchase  pursuant  to the  oversubscription privilege.  You will receive  certificates  representing  these common shares as soon as practicable  after the expiration date,  anticipated to be approximately seven to 10 business days after the expiration  date. If you request and pay for more common shares than are  allocated to you, we will refund that  overpayment, without  interest.  In  connection  with the  exercise  of the  oversubscription privilege,  banks,  brokers and other nominee holders of subscription rights who

                                       31

act on behalf of beneficial  owners will be required to certify to us and to the subscription  agent as to the aggregate number of subscription  rights that have been exercised, and the number of common shares that are being requested through the  oversubscription  privilege,  by each beneficial  owner on whose behalf the nominee holder is acting.

            We will pay Mellon Investor Services LLC, as the information  agent, a fee of approximately  $10,000 plus expenses,  and as the subscription agent, a fee of approximately $30,000 plus expenses,  for its services in connection with this offering.  We also have agreed to indemnify,  under certain  circumstances,
Mellon  Investor  Services  LLC,  in  its  capacity  as  information  agent  and subscription  agent,  from any  liability it may incur in  connection  with this offering.

            Our  subscription  rights  will  be  listed  on the  American  Stock
Exchange  under the symbol  "LGL.RT." Our common shares issued upon the exercise of  subscription  rights will be listed on the American Stock Exchange under the symbol  "LGL," the same symbol  under  which our  currently  outstanding  common shares now trade.

                                  LEGAL MATTERS

            The  validity of the common  shares  offered  hereby has been passed upon by Olshan  Grundman Frome  Rosenzweig & Wolosky LLP, Park Avenue Tower,  65
East 55th Street, New York, New York 10022.

                                     EXPERTS

            Ernst & Young LLP,  independent  registered  public accounting firm, has audited our consolidated  financial statements and schedules included in our
Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this registration statement.
Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   INFORMATION WITH RESPECT TO THE REGISTRANT

            This prospectus is accompanied by a copy of our latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

                       WHERE YOU CAN FIND MORE INFORMATION

            We have filed a registration  statement on Form S-2 with the SEC for our common shares offered in this offering. This prospectus does not contain all the information set forth in the registration statement. You should refer to the registration statement and its exhibits for additional information.  Whenever we make references in this prospectus to any of our contracts,  agreements or other documents,  the references are not necessarily  complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

                                       32

            The  SEC  maintains  an  Internet  site at  http://www.sec.gov  that contains  reports,  proxy and  information  statements,  and  other  information regarding  us. You may also read and copy any  document  we file with the SEC at its Public  Reference Room at 450 Fifth Street,  N.W.,  Washington,  D.C. 20549.
Please call the SEC at 1-800-SEC-0330  for further  information on the operation of the Public Reference Room.

            Our common shares are listed on the American  Stock Exchange and our reports and other  information  about us may also be inspected at the offices of the  American  Stock  Exchange at 86 Trinity  Place,  New York,  New York 10006.
Additional  information  about us is available over the Internet at our web site at WWW.LYNCHCORP.COM.

                           INCORPORATION BY REFERENCE

            The following documents filed by us with the SEC are incorporated by reference in this prospectus:

(1)         Our Annual  Report on Form 10-K for the fiscal  year ended  December
            31, 2004;
(2)         Our Quarterly Report on Form 10-Q for the fiscal quarter ended March
            31, 2005;
(3)         Our Quarterly  Report on Form 10-Q for the fiscal quarter ended June
            30, 2005;
(4)         Our Current Report on Form 8-K/A filed on January 3, 2005;
(5)         Our Current Report on Form 8-K filed on January 4, 2005;
(6)         Our Current Report on Form 8-K filed on April 29, 2005;
(7)         Our Current Report on Form 8-K filed on May 16, 2005;
(8)         Our Current Report on Form 8-K filed on July 6, 2005;
(9)         Our Current Report on Form 8-K filed on August 30, 2005;
(10)        Our Current Report on Form 8-K filed on September 9, 2005;
(11)        Our Current Report on Form 8-K filed on October 4, 2005;
(12)        Our Current Report on Form 8-K filed on October 11, 2005;  and
(13)        Our Current Report on Form 8-K filed on October 26, 2005.

            You may request a copy of these filings  (excluding  the exhibits to such filings  that we have not  specifically  incorporated  by reference in such filings) at no cost, by writing or telephoning us as follows:

                                Lynch Corporation
                         140 Greenwich Avenue, 4th Floor
                          Greenwich, Connecticut 06830
                              Attention: Secretary
                                 (203) 622-1150

                                       33

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

            The  following  table sets forth the various  expenses  that will be paid  by us in  connection  with  the  securities  being  registered.  With  the exception of the Securities and Exchange Commission ("SEC") registration fee and the  American  Stock  Exchange  ("AMEX")  listing  fee,  all  amounts  shown are estimates.

SEC registration fee...................................        $     525.60
AMEX listing fee.......................................        $  10,783.52
Printing and engraving.................................        $  30,000.00
Legal fees and expenses (including Blue Sky fees)......        $  75,000.00
Accounting Fees and Expenses...........................        $  13,000.00
Miscellaneous..........................................        $   5,690.88
Subscription Agent.....................................        $  30,000.00
Information Agent......................................        $  10,000.00
                                                             --------------
            Total......................................        $ 175,000.00

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

            Except  as  hereinafter  set  forth,  there is no  statute,  charter provision,  by-law,  contract or other  arrangement  under which any controlling person,  director  or officer of the  Company is insured or  indemnified  in any manner against liability which he may incur in his capacity as such.

            Article  VI,  Section  6.2  of  Registrant's  Restated  Articles  of
Incorporation  provides that to the extent not inconsistent with applicable law, every  director  and officer  shall be  indemnified  by  Registrant  against all liability  and  reasonable  expense  that may be  incurred  by such  director or officer in connection with or resulting from any claim,  (i) if such director or officer is wholly  successful  with respect to the claim,  or (ii) if not wholly successful, then if such director or officer is determined to have acted in good faith,  in what the  director  or  officer  reasonably  believed  to be the best interests of  Registrant  or at least not opposed to its best  interest  and, in addition,  with  respect  to any  criminal  claim  is  determined  to  have  had reasonable  cause to believe  that his conduct  was lawful or had no  reasonable cause to believe that his conduct was unlawful. The termination of any claim, by judgment,  order,  settlement  (whether  with or  without  court  approval),  or conviction or upon a plea of guilty or of nolo  contendere,  or its  equivalent, shall not  create a  presumption  that a director  or  officer  did not meet the standards  of  conduct  set forth in clause  (ii)  hereof.  For a more  detailed description,  reference is made to Article VI,  Section 6.2 of the  Registrant's
Restated  Articles of Incorporation  filed as Exhibit 3(a) hereto which contains certain  indemnification  provisions  pursuant  to  authority  contained  in the
Indiana Business Corporation Law.

            Registrant's   directors   and  officers  are  also  covered   under
Registrant's  directors  and  officers  insurance  policy up to a maximum of $10 million.

                                      II-1

            Insofar  as  indemnification   for  liabilities  arising  under  the
Securities  Act of 1933 may be  permitted  to  directors,  officers  or  persons controlling the Registrant pursuant to the foregoing provisions,  the Registrant has been informed that in the opinion of the Securities and Exchange  Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

            The  following  sections  of  Chapter  37 of  the  Indiana  Business
Corporation Law provide as follows:

Section 23-1-37-8  Permissive Indemnification

            (a) A  corporation  may  indemnify an  individual  made a party to a proceeding  because  the  individual  is or  was a  director  against  liability incurred in the proceeding if:

            (1) the individual's conduct was in good faith; and

            (2) the individual reasonably believed:

               (A) in the case of conduct in the individual's  official capacity with the corporation,  that the individual's  conduct was in its best interests;
and

               (B) in all other  cases,  that the  individual's  conduct  was at least not opposed to its best interests; and

            (3) in the case of any criminal proceeding, the individual either:

               (A) had reasonable cause to believe the individual's  conduct was lawful; or

               (B) had no reasonable cause to believe the  individual's  conduct was unlawful.

            (b) A director's  conduct  with respect to an employee  benefit plan for a purpose the  director  reasonably  believed to be in the  interests of the participants  in and  beneficiaries  of the plan is conduct that  satisfies  the requirement of subsection (a)(2)(B).

            (c) The termination of a proceeding by judgment,  order, settlement, conviction,  or upon a plea of nolo  contendere  or its  equivalent  is not,  of itself,  determinative  that the  director  did not meet the standard of conduct described in this section.

Section 23-1-37-9  Mandatory Indemnification

            Unless limited by its articles of incorporation, a corporation shall indemnify a director who was wholly successful,  on the merits or otherwise,  in the defense of any  proceeding  to which the  director  was a party  because the director is or was a director of the  corporation  against  reasonable  expenses incurred by the director in connection with the proceeding.

Section 23-1-37-10  Advance Indemnification

            (a) A corporation  may pay for or reimburse the reasonable  expenses incurred  by a  director  who is a party to a  proceeding  in  advance  of final disposition of the proceeding if:

                                      II-2

            (1) the director furnishes the corporation a written  affirmation of the  director's  good faith  belief that the  director  has met the  standard of conduct described in section 8 of this chapter;

            (2) the director  furnishes the  corporation a written  undertaking, executed  personally or on the director's  behalf, to repay the advance if it is ultimately  determined  that the  director did not meet the standard of conduct;
and

            (3) a  determination  is made  that the  facts  then  known to those making the determination would not preclude indemnification under this chapter.

            (b)  The  undertaking  required  by  subsection  (a)(2)  must  be an unlimited general  obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

            (c) Determinations and authorizations of payments under this section shall be made in the manner specified in section 12 of this chapter.

Section 23-1-37-11  Application for Indemnification

            Unless a corporation's  articles of incorporation provide otherwise, a  director  of the  corporation  who is a party to a  proceeding  may apply for indemnification  to the court  conducting  the proceeding or to another court of competent jurisdiction. On receipt of an application, the court after giving any notice the court considers necessary may order indemnification if it determines:

            (1) the  director  is entitled to  mandatory  indemnification  under section  9 of this  chapter,  in which  case the  court  shall  also  order  the corporation  to pay  the  director's  reasonable  expenses  incurred  to  obtain court-ordered indemnification; or

            (2)  the   director   is   fairly   and   reasonably   entitled   to
indemnification  in view of all the relevant  circumstances,  whether or not the director met the standard of conduct set forth in section 8 of this chapter.

Section 23-1-37-12  Procedure for Determining Indemnification

            (a) A corporation  may not  indemnify a director  under section 8 of this chapter unless  authorized in the specific case after a  determination  has
been  made  that   indemnification   of  the  director  is  permissible  in  the
circumstances  because the director has met the standard of conduct set forth in section 8 of this chapter.

            (b) The determination  shall be made by any one (1) of the following procedures:

                (1) By the  board  of  directors  by  majority  vote of a quorum consisting of directors not at the time parties to the proceeding.

                (2) If a quorum  cannot be obtained  under  subdivision  (1), by majority vote of a committee duly designated by the board of directors (in which

                                      II-3

designation directors who are parties may participate), consisting solely of two
(2) or more directors not at the time parties to the proceeding.

                (3) By special legal counsel:

                    (A) selected by the board of  directors or its  committee in the manner prescribed in subdivision (1) or (2); or

                    (B) if a quorum of the board of directors cannot be obtained under  subdivision (1) and a committee  cannot be designated  under  subdivision
(2),  selected  by  majority  vote of the full  board  of  directors  (in  which selection directors who are parties may participate).

                (4) By the  shareholders,  but common  shares  owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

            (d)   Authorization   of   indemnification   and  evaluation  as  to
reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel,  authorization  of  indemnification  and evaluation as to reasonableness  of expenses  shall be made by those  entitled  under  subsection
(b)(3) to select counsel.

Section 23-1-37-13  Indemnification of Officers, Agents and Employees

            Unless a corporation's articles of incorporation provide otherwise:

            (1) an officer of the  corporation,  whether or not a  director,  is entitled to mandatory  indemnification  under section 9 of this chapter,  and is entitled to apply for  court-ordered  indemnification  under  section 11 of this chapter, in each case to the same extent as a director;

            (2) the  corporation  may indemnify and advance  expenses under this chapter to an officer,  employee, or agent of the corporation,  whether or not a director, to the same extent as to a director; and

            (3) a  corporation  may also  indemnify  and advance  expenses to an officer,  employee,  or  agent,  whether  or  not a  director,  to  the  extent, consistent  with  public  policy,  that  may  be  provided  by its  articles  of incorporation,  bylaws, general or specific action of its board of directors, or contract.

Section 23-1-37-14  Insurance

            A  corporation  may purchase and maintain  insurance on behalf of an individual  who  is or  was a  director,  officer,  employee,  or  agent  of the corporation,  or who,  while a  director,  officer,  employee,  or  agent of the corporation,  is or was serving at the request of the corporation as a director, officer,  partner,  member,  manager,  trustee,  employee,  or agent of  another foreign or domestic corporation,  partnership,  limited liability company, joint venture,  trust,  employee benefit plan, or other enterprise,  against liability asserted  against or incurred by the individual in that capacity or arising from

                                      II-4

the individual's status as a director,  officer,  member, manager,  employee, or agent,  whether  or not the  corporation  would  have  power  to  indemnify  the individual against the same liability under section 8 or 9 of this chapter. The:

            (4) corporation may purchase insurance under this section from; and

            insurance  purchased under this section may be reinsured in whole or in part by;

an insurer that is owned by or otherwise affiliated with the corporation whether the insurer does or does not do business with other persons.

Section 23-1-37-15  Indemnification Under Chapter Not Exclusive

            (a) The  indemnification  and advance for  expenses  provided for or authorized by this chapter does not exclude any other rights to  indemnification and advance for expenses that a person may have under:

            (1) a corporation's articles of incorporation or bylaws;

            (2) a resolution  of the board of directors or of the  shareholders;
or

            (3) any other  authorization,  whenever adopted,  after notice, by a majority vote of all the voting common shares then issued and outstanding.

            (b) If the articles of  incorporation,  bylaws,  resolutions  of the board of directors or of the shareholders,  or other duly adopted  authorization of indemnification or advance for expenses limit  indemnification or advance for expenses,  indemnification and advance for expenses are valid only to the extent consistent with the articles, bylaws, resolution of the board of directors or of the  shareholders,  or other duly adopted  authorization of  indemnification  or advance for expenses.

            (c) This  chapter  does not  limit a  corporation's  power to pay or reimburse  expenses  incurred  by a  director,  officer,  employee,  or agent in connection  with the person's  appearance as a witness in a proceeding at a time when the  person  has not  been  made a named  defendant  or  respondent  to the proceeding.

ITEM 16.    EXHIBITS.

EXHIBIT
  NO.                                DESCRIPTION
  3(a)      Restated  Articles of Incorporation of the Company  (incorporated by reference to Exhibit  3(a) to the  Company's  Annual  Report on Form
            10-K for the period ended December 31, 2004).
   (b)      Articles  of  Amendment  of the  Articles  of  Incorporation  of the
            Company  (incorporated by reference to Exhibit 3(b) to the Company's
            Annual Report on Form 10-K for the period ended December 31, 2004).
   (c)      By-laws of the Company  (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated December 22, 2004).
  5**       Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP.

                                      II-5

 10(a)      Lynch Corporation  401(k) Savings Plan (incorporated by reference to
            Exhibit  10(b) to the  Company's  Annual Report on Form 10-K for the
            period ended December 31, 1995).
   (b)      Directors Stock Plan  (incorporated by reference to Exhibit 10(o) to the Company's Form 10-K for the year ended December 31, 1997).
   (c)      Lynch  Corporation  2001 Equity  Incentive Plan adopted December 10,
            2001  (incorporated  by reference to Exhibit  10(y) to the Company's
            Form 10-K for the year ended December 31, 2001).
   (d)      Amended and Restated Credit  Agreement by and between Lynch Systems,
            Inc. and SunTrust  Bank dated as of June 10, 2002  (incorporated  by reference to Exhibit 10(z) to the  Company's  Form 10-K for the year ended December 31, 2002).
   (e)      Unlimited   Continuing   Guaranty  Agreement  by  Guarantor,   Lynch
            Corporation,  dated June 10,  2002  (incorporated  by  reference  to
            Exhibit  10(aa)  to the  Company's  Form  10-K  for the  year  ended
            December 31, 2002).
   (f)      First Amendment and Waiver to Amended and Restated Credit  Agreement
            between  Lynch  Systems,  Inc. and SunTrust  Bank dated May 30, 2003
            (incorporated  by reference to Exhibit  10(ee) to the Company's Form
            10-Q for the period ending June 30, 2003).
   (g)      Term Loan Promissory  Note between Lynch Systems,  Inc. and SunTrust
            Bank dated  August 4, 2003  (incorporated  by  reference  to Exhibit
            10(ff) to the  Company's  Form 10-Q for the period  ending  June 30,
            2003).
   (h)      Second Amendment to Security Deed and Agreement dated August 4, 2003 between  Lynch  Systems,  Inc. and SunTrust  Bank  (incorporated  by reference  to  Exhibit  10(gg)  to the  Company's  Form 10-Q for the
            period ending June 30, 2003).
   (i)      Mortgage  dated  October 21, 2002 by  Mortgagor,  Mtron  Industries,
            Inc.,  to  Mortgagee,   Yankton  Area   Progressive   Growth,   Inc.
            (incorporated by reference to Exhibit 10(hh) to the Company's Annual
            Report on Form 10-K for the year ended December 31, 2003).
   (j)      Promissory  Note  between  Mtron  Industries,  Inc. and Yankton Area
            Progressive  Growth,  Inc., dated October 21, 2002  (incorporated by reference to Exhibit  10(ii) to the Company's  Annual Report on Form
            10-K for the year ended December 31, 2003).
   (k)      Standard Loan  Agreement by and between Mtron  Industries,  Inc. and
            Areawide Business Council, Inc., dated October 10, 2002 and Exhibits
            thereto   (incorporated  by  reference  to  Exhibit  10(jj)  to  the
            Company's Annual Report on Form 10-K for the year ended December 31,
            2003).
   (l)      Loan  Agreement  by and between  Mtron  Industries,  Inc.  and South
            Dakota  Board of  Economic  Development,  dated  December  19,  2002
            (incorporated by reference to Exhibit 10(kk) to the Company's Annual
            Report on Form 10-K for the year ended December 31, 2003).
   (m)      Promissory  Note  between  Mtron  Industries,  Inc. and South Dakota
            Board of Economic Development, dated December 19, 2002 (incorporated by reference to Exhibit  10(ll) to the  Company's  Annual  Report on
            Form 10-K for the year ended December 31, 2003).
   (n)      Employment Agreement by and between Mtron Industries, Inc. and South
            Dakota  Board of  Economic  Development,  dated  December  19,  2002
            (incorporated by reference to Exhibit 10(mm) to the Company's Annual
            Report on Form 10-K for the year ended December 31, 2003).

                                      II-6

   (o)      Loan  Agreement  by  and  among  Mtron   Industries,   Inc.,   Piezo
            Technology,  Inc. and First National Bank of Omaha  (incorporated by reference to Exhibit 10.1 to the  Company's  Current  Report on Form
            8-K dated October 20, 2004).
   (p)      Unconditional  Guaranty  for  Payment  and  Performance  with  First
            National Bank of Omaha (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated October 20, 2004).
   (q)      Registration Rights Agreement by and between the Company and Venator
            Merchant  Fund,  L.P.  dated  October  15,  2004   (incorporated  by
            reference to Exhibit 10.4 to the  Company's  Current  Report on Form
            8-K dated October 20, 2004).
 13(a)      Annual Report to Shareholders for the year ended December 31, 2004.
   (b)      Form 10-Q for the quarter ended June 30, 2005.
 23(a)*     Consent of Independent  Registered  Public Accounting Firm - Ernst &
            Young LLP.
   (b)**    Consent of Olshan Grundman Frome  Rosenzweig & Wolosky LLP (included in Exhibit 5).
 24*        Powers of Attorney.
 99(a)*     Form of  Instructions  for  Use of  Lynch  Corporation  Subscription
            Certificates.
 (b)**      Form of Notice of Guaranteed Delivery for Subscription Certificates.
 (c)*       Form of Letter to Shareholders.
 (d)*       Form of  Letter  to  Securities  Dealers,  Commercial  Banks,  Trust
            Companies and Other Nominees.
 (e)*       Form of Letter to Clients of  Security  Holders  Who Are  Beneficial
            Holders.
 (f)**      Form of Nominee Holder Certification Form.
 (g)**      Beneficial Owner Election Form.
 (h)**      Guidelines for  Certification of Taxpayer  Identification  Number on
            Substitute Form W-9.
 (i)**      Form of Subscription and Information  Agent Agreement  between Lynch
            Corporation and Mellon Bank, N.A.
 (j)*       Form of Subscription Certificate.

----------------------
*     Filed herewith.
**    Previously filed.

ITEM 17.    UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

    (1)  To file,  during any period in which  offers or sales are being made, a post-effective amendment to this registration statement:

         (i)   to include any  prospectus  required  by Section  10(a)(3) of the
               Securities Act of 1933;

         (ii)  to reflect in the  prospectus  any facts or events  arising after the  effective  date of the  registration  statement (or the most recent post-effective  amendment thereof) which,  individually or
               in  the  aggregate,   represent  a  fundamental   change  in  the

                                      II-7

               information   set   forth   in   the   registration    statement.
               Notwithstanding the foregoing, any increase or decrease in volume of  securities  offered (if the total dollar value of  securities offered  would not  exceed  that  which was  registered)  and any deviation  from  the low or  high  end of the  estimated  maximum offering  range may be reflected in the form of prospectus  filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum  aggregate  offering price set forth in the
               "Calculation  of   Registration   Fee"  table  in  the  effective
               registration statement; and

         (iii) to include any material  information  with respect to the plan of
               distribution   not  previously   disclosed  in  the  registration
               statement  or any  material  change  to such  information  in the registration statement;

    (2)  That, for the purpose of determining any liability under the Securities
         Act,  each such  post-effective  amendment  shall be deemed to be a new registration  statement relating to the securities offered therein, and the offering of such  securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (3)  To remove from registration by means of a post-effective  amendment any
         of  the  securities   being  registered  which  remain  unsold  at  the
         termination of the offering.

(e)   The  undersigned  registrant  hereby  undertakes to deliver or cause to be delivered  with the  prospectus,  to each person to whom the prospectus is sent or given,  the latest  annual  report,  to security  holders  that is incorporated by reference in the prospectus and furnished  pursuant to and meeting the  requirements of Rule 14a-3 or Rule 14c-3 under the Securities
      Exchange Act of 1934; and, where interim financial information required to be  presented  by  Article  3 of  Regulation  S-X is not set  forth in the prospectus,  to deliver,  or cause to be  delivered to each person to whom the  prospectus  is sent or given,  the latest  quarterly  report  that is specifically  incorporated  by reference in the prospectus to provide such interim financial information.

(f)   Insofar as  indemnification  for liabilities  arising under the Securities
      Act, as amended may be permitted to  directors,  officers and  controlling persons  of the  registrant  pursuant  to  the  foregoing  provisions,  or otherwise,  the  registrant  has been  advised  that in the opinion of the
      Securities and Exchange Commission such  indemnification is against public
      policy  as   expressed   in  the   Securities   Act  and  is,   therefore,
      unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director,  officer or controlling person of the registrant in the  successful  defense of an action,  suit or proceeding) is asserted by such  director,  officer  or  controlling  person in  connection  with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling  precedent,  submit
      to  a  court  of  appropriate   jurisdiction  the  question  whether  such
      indemnification  by it is  against  public  policy  as  expressed  in  the
      Securities  Act and will be  governed  by the final  adjudication  of such issue.

(g)   The undersigned registrant hereby undertakes that:

                                      II-8

            (1) For purposes of determining  any liability  under the Securities
Act of 1933, the information  omitted from the form of prospectus  filed as part of this  registration  statement in reliance  upon Rule 430A and  contained in a form of  prospectus  filed by  registrant  pursuant to Rule  424(b)(1) or (4) or
497(h) under the Securities Act shall be deemed to be part of this  registration statement as of the time it was declared effective.

            (2)  For  the  purpose  of  determining   any  liability  under  the
Securities Act of 1933,  each  post-effective  amendment that contains a form of prospectus  shall be deemed to be a new registration  statement  relating to the securities  offered  therein,  and the offering of such  securities at that time shall be deemed t be the initial BONA FIDE offering thereof.

                                      II-9

                                   SIGNATURES

            Pursuant to the  requirements  of the  Securities  Act of 1933,  the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to the  registration  statement  to be  signed on its  behalf  by the  undersigned, thereunto duly authorized, in the Town of Greenwich, State of Connecticut on the
7th day of November, 2005.

                                      LYNCH CORPORATION

                                      By:  /s/ John C. Ferrara
                                           -------------------------------------
                                              John C. Ferrara
                                              Chief Executive Officer

                                POWER OF ATTORNEY

            KNOW ALL MEN BY THESE  PRESENTS,  that each person  whose  signature appears below  constitutes  and appoints John C. Ferrara and Eugene Hynes as his true  and  lawful  attorney-in-fact,  each  acting  alone,  with  full  power of substitution and resubstitution for him and in his name, place and stead, in any and all  capacities,  to sign any and all amendments,  including  post-effective
amendments  to  this  registration  statement,   and  any  related  registration
statement  filed  pursuant to Rule 462(b) of the Act and to file the same,  with exhibits  thereto,  and  other  documents  in  connection  therewith,  with  the
Securities  and Exchange  Commission,  hereby  ratifying and confirming all that said attorneys-in-fact or their substitutes,  each acting along, may lawfully do or cause to be done by virtue hereof.

            Pursuant to the  requirements  of the Securities  Act of 1933,  this amendment to the  registration  statement has been signed below by the following persons in the capacities and on the dates indicated.

          SIGNATURE                        TITLE                             DATE
          ---------                        -----                             ----

/s/ John C. Ferrara
--------------------------    Chief Executive Officer and Director      November 7, 2005
John C. Ferrara               (Principal Executive Officer)

/s/ John C. Ferrara
--------------------------    Vice President, Treasurer and Secretary   November 7, 2005
Eugene Hynes                  (Principal Financial and Accounting
                              Officer)

/s/ John C. Ferrara
-------------------------     Chairman of the Board of Directors        November 7, 2005
Marc Gabelli

/s/ John C. Ferrara
-------------------------     Director                                  November 7, 2005
E. Val Cerutti

/s/ John C. Ferrara
-------------------------     Director                                  November 7, 2005
Avrum Gray

/s/ John C. Ferrara
-------------------------     Director                                  November 7, 2005
Anthony R. Pustorino

/s/ John C. Ferrara
------------------------
*By John C. Ferrara, Attorney-in-Fact

                                      II-10

EXHIBIT
  NO.                                DESCRIPTION

  3(a)      Restated  Articles of Incorporation of the Company  (incorporated by reference to Exhibit  3(a) to the  Company's  Annual  Report on Form
            10-K for the period ended December 31, 2004).
   (b)      Articles  of  Amendment  of the  Articles  of  Incorporation  of the
            Company  (incorporated by reference to Exhibit 3(b) to the Company's
            Annual Report on Form 10-K for the period ended December 31, 2004).
   (c)      By-laws of the Company  (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated December 22, 2004).
  5**       Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP.
 10(a)      Lynch Corporation  401(k) Savings Plan (incorporated by reference to
            Exhibit  10(b) to the  Company's  Annual Report on Form 10-K for the
            period ended December 31, 1995).
   (b)      Directors Stock Plan  (incorporated by reference to Exhibit 10(o) to the Company's Form 10-K for the year ended December 31, 1997).
   (c)      Lynch  Corporation  2001 Equity  Incentive Plan adopted December 10,
            2001  (incorporated  by reference to Exhibit  10(y) to the Company's
            Form 10-K for the year ended December 31, 2001).
   (d)      Amended and Restated Credit  Agreement by and between Lynch Systems,
            Inc. and SunTrust  Bank dated as of June 10, 2002  (incorporated  by reference to Exhibit 10(z) to the  Company's  Form 10-K for the year ended December 31, 2002).
   (e)      Unlimited   Continuing   Guaranty  Agreement  by  Guarantor,   Lynch
            Corporation,  dated June 10,  2002  (incorporated  by  reference  to
            Exhibit  10(aa)  to the  Company's  Form  10-K  for the  year  ended
            December 31, 2002).
   (f)      First Amendment and Waiver to Amended and Restated Credit  Agreement
            between  Lynch  Systems,  Inc. and SunTrust  Bank dated May 30, 2003
            (incorporated  by reference to Exhibit  10(ee) to the Company's Form
            10-Q for the period ending June 30, 2003).
   (g)      Term Loan Promissory  Note between Lynch Systems,  Inc. and SunTrust
            Bank dated  August 4, 2003  (incorporated  by  reference  to Exhibit
            10(ff) to the  Company's  Form 10-Q for the period  ending  June 30,
            2003).
   (h)      Second Amendment to Security Deed and Agreement dated August 4, 2003 between  Lynch  Systems,  Inc. and SunTrust  Bank  (incorporated  by reference  to  Exhibit  10(gg)  to the  Company's  Form 10-Q for the
            period ending June 30, 2003).
   (i)      Mortgage  dated  October 21, 2002 by  Mortgagor,  Mtron  Industries,
            Inc.,  to  Mortgagee,   Yankton  Area   Progressive   Growth,   Inc.
            (incorporated by reference to Exhibit 10(hh) to the Company's Annual
            Report on Form 10-K for the year ended December 31, 2003).
   (j)      Promissory  Note  between  Mtron  Industries,  Inc. and Yankton Area
            Progressive  Growth,  Inc., dated October 21, 2002  (incorporated by reference to Exhibit  10(ii) to the Company's  Annual Report on Form
            10-K for the year ended December 31, 2003).
   (k)      Standard Loan  Agreement by and between Mtron  Industries,  Inc. and
            Areawide Business Council, Inc., dated October 10, 2002 and Exhibits
            thereto   (incorporated  by  reference  to  Exhibit  10(jj)  to  the

            Company's Annual Report on Form 10-K for the year ended December 31,
            2003).
   (l)      Loan  Agreement  by and between  Mtron  Industries,  Inc.  and South
            Dakota  Board of  Economic  Development,  dated  December  19,  2002
            (incorporated by reference to Exhibit 10(kk) to the Company's Annual
            Report on Form 10-K for the year ended December 31, 2003).
   (m)      Promissory  Note  between  Mtron  Industries,  Inc. and South Dakota
            Board of Economic Development, dated December 19, 2002 (incorporated by reference to Exhibit  10(ll) to the  Company's  Annual  Report on
            Form 10-K for the year ended December 31, 2003).
   (n)      Employment Agreement by and between Mtron Industries, Inc. and South
            Dakota  Board of  Economic  Development,  dated  December  19,  2002
            (incorporated by reference to Exhibit 10(mm) to the Company's Annual
            Report on Form 10-K for the year ended December 31, 2003).
   (o)      Loan  Agreement  by  and  among  Mtron   Industries,   Inc.,   Piezo
            Technology,  Inc. and First National Bank of Omaha  (incorporated by reference to Exhibit 10.1 to the  Company's  Current  Report on Form
            8-K dated October 20, 2004).
   (p)      Unconditional  Guaranty  for  Payment  and  Performance  with  First
            National Bank of Omaha (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated October 20, 2004).
   (q)      Registration Rights Agreement by and between the Company and Venator
            Merchant  Fund,  L.P.  dated  October  15,  2004   (incorporated  by
            reference to Exhibit 10.4 to the  Company's  Current  Report on Form
            8-K dated October 20, 2004).
 13(a)      Annual Report to Shareholders for the year ended December 31, 2004.
   (b)      Form 10-Q for the quarter ended June 30, 2005.
 23(a)*     Consent of Independent  Registered  Public Accounting Firm - Ernst &
            Young LLP.
   (b)**    Consent of Olshan Grundman Frome  Rosenzweig & Wolosky LLP (included in Exhibit 5).
 24*        Powers of Attorney.
 99(a)*     Form of  Instructions  for  Use of  Lynch  Corporation  Subscription
            Certificates.
 (b)**      Form of Notice of Guaranteed Delivery for Subscription Certificates.
 (c)*       Form of Letter to Shareholders.
 (d)*       Form of  Letter  to  Securities  Dealers,  Commercial  Banks,  Trust
            Companies and Other Nominees.
 (e)*       Form of Letter to Clients of  Security  Holders  Who Are  Beneficial
            Holders.
 (f)**      Form of Nominee Holder Certification Form.
 (g)**      Beneficial Owner Election Form.
 (h)**      Guidelines for  Certification of Taxpayer  Identification  Number on
            Substitute Form W-9.
 (i)**      Form of Subscription and Information  Agent Agreement  between Lynch
            Corporation and Mellon Bank, N.A.
 (j)*       Form of Subscription Certificate.

----------------------
*     Filed herewith.
**    Previously filed.